
08061398



PVF CAPITAL CORP.

ANNUAL REPORT AND FORM 10K

JUNE 2008


PVF CAPITAL CORP.

To Our Shareholders

Following is our report on the results of operations for PVF Capital Corp., the parent of Park View Federal Savings Bank, for the fiscal year ended June 30, 2008. Without question, fiscal 2008 has been one of the most difficult years in the history of the Company. On April 1, 2008, PVF Capital Corp. announced that its Board of Directors had exercised the Company's right to terminate the Agreement and Plan of Merger between PVF Capital Corp. and United Community Financial Corp. entered into July 2007. The Board took this action following indefinite regulatory suspension of processing of United Community's application to acquire PVF Capital Corp.

The weak housing market and slowing economy that has continued to adversely affect the region has created a most challenging operating environment for our industry. The Company reported a decrease to net interest income, primarily attributable to increases in non-performing assets resulting from a distressed real estate market, a decline in local and national economic conditions, and balance sheet decline in both interest-earning assets and interest-bearing liabilities. With a higher than typical level of non-performing assets, the Company increased its provision for loan loss reserves as a prudent measure to protect the Bank. Additionally, the Company incurred unusually high losses on the disposal of real estate owned, higher than normal foreclosure expense, and lost interest income due to an increase in non-accruing loans. A decrease in non-interest expense resulted from decreases in compensation and benefits, office occupancy and equipment, and advertising expense, partially offset by increases in foreclosure and real estate maintenance expenses along with merger-related costs. The details of our financial performance are contained within the Management Discussion and Analysis section of this report.

Consolidated assets of the Company decreased $33.4 million to $867.4 million, while total stockholders' equity of PVF Capital Corp. decreased to $69.1 million at June 30, 2008. The Company announced a loss of $1.1 million or $0.14 basic earnings per share and $0.14 diluted earnings per share for the fiscal year ended June 30, 2008, as compared to net income of $4.2 million or $0.55 basic earnings per share and $0.54 diluted earnings per share for the fiscal year ended June 30, 2007.

Despite the Company's disappointing performance, an unforeseen downward turn in the economy and the resulting effects on the local housing market, the Bank has maintained its well-capitalized status with capital ratios well in excess of regulatory requirements. To further strengthen the Company's capital position, the Board of Directors reduced the quarterly cash dividend on common stock to $0.01 per share effective for the first quarter of fiscal 2009.

Our Board of Directors has decided to move the Company forward as a premier local community banking franchise serving our customers with the same high level of professionalism they have always received from us. The Company's strategic initiatives will focus on community lending, controlling interest rate risk, growth of core deposits, expense control and internet banking. With non-performing assets as our primary challenge, we will continue to work with those borrowers to return these assets to performing status. Additionally, our staff is focused on executing the Company's business plan to provide our customers with products and services that will increase shareholder value as we rebuild our net interest margin in this difficult operating environment.

Finally, we would like to express our gratitude and heart felt best wishes to C. Keith Swaney, President, Chief Operating Officer and Treasurer of PVF Capital Corp. and President, Chief Operating Officer and Chief Financial Officer of Park View Federal Savings Bank, who after 46 years of service announced his retirement effective November 25, 2008. Mr. Swaney joined the Bank in 1962 and was named Executive Vice President and Chief Financial Officer in 1986. He was named Vice President and Treasurer of PVF Capital Corp. when the holding company was organized in 1994, and was promoted to President, Chief Operating Officer and Director of the Company and the Bank in October 2000. Mr. Swaney will continue to serve both companies as a Director and as an ongoing consultant. PVF Capital Corp. is currently interviewing candidates in its search for a successor.

Visit our web site at www.myparkview.com. The site provides information about our products and services, and provides access to current loan and deposit account rates, terms and other information.

We invite all shareholders to attend the Annual Meeting of Stockholders of PVF Capital Corp. on Tuesday, November 25, 2008 at 10:00 a.m., at the Marriott Cleveland East, 26300 Harvard Road, Beachwood, Ohio.

Sincerely,



John R. Male
Chairman of the Board
and Chief Executive Officer


PVF CAPITAL CORP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-24948

PVF CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

34-1659805
(I.R.S. Employer Identification No.)

30000 Aurora Road, Solon, Ohio
(Address of principal executive offices)

44139
(Zip Code)

Registrant's telephone number, including area code: (440) 248-7171

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock (par value $.01 per share)	The Nasdaq Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___ Accelerated filer X
Non-accelerated filer ___ Smaller reporting company X
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

The registrant's voting stock is listed on the Nasdaq Capital Market under the symbol "PVFC." The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $72,947,403 based on the closing sale price of the registrant's Common Stock as listed on the Nasdaq Capital Market[SM] as of December 31, 2007 ($11.07 per share). Solely for purposes of this calculation, directors and executive officers are treated as affiliates.

As of September 12, 2008, the Registrant had 7,773,823 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of Proxy Statement for the 2008 Annual Meeting of Stockholders. (Part III)

TABLE OF CONTENTS

PART I

PART I

Item 1. Business

General

PVF Capital Corp. ("PVF" or the "Company") is the holding company for Park View Federal Savings Bank ("Park View Federal" or the "Bank"). PVF owns and operates Park View Federal Savings Bank, PVF Service Corporation ("PVFSC"), a real estate subsidiary, and Mid Pines Land Company ("MPLC"), a real estate subsidiary. In addition, PVF owns PVF Holdings, Inc., a financial services subsidiary, currently inactive, and two other subsidiaries chartered for future operation, but which are also currently inactive. Park View Federal is a federal stock savings bank operating through seventeen offices located in Cleveland and surrounding communities. PVF also created PVF Capital Trust I and PVF Capital Trust II for the sole purpose of issuing trust preferred securities. Park View Federal has operated continuously for 88 years, having been founded as an Ohio chartered savings and loan association in 1920. PVF Capital Corp's main office is located at 30000 Aurora Road, Solon, Ohio 44139 and its telephone number is (440) 248-7171.

The Bank's principal business consists of attracting deposits from the general public and investing these funds primarily in loans secured by first mortgages on real estate located in the Bank's market area, which consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. Park View Federal emphasizes the origination of loans for the purchase or construction of residential real estate, commercial real estate and multi-family residential property and land loans. To a lesser extent, the Bank originates loans secured by second mortgages, including home equity lines of credit and loans secured by savings deposits.

The Bank derives its income principally from interest earned on loans and, to a lesser extent, loan servicing and other fees, gains on the sale of loans and interest earned on investments. The Bank's principal expenses are interest expense on deposits and borrowings and noninterest expense such as compensation and employee benefits, office occupancy expenses and other miscellaneous expenses. Funds for these activities are provided principally by deposits, Federal Home Loan Bank advances and other borrowings, repayments of outstanding loans, sales of loans and operating revenues. The business of PVF consists primarily of the business of the Bank.

Park View Federal is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and the Bank's savings deposits are insured up to applicable limits by the Deposit Insurance Fund (the "DIF"), which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Cincinnati, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained and certain other matters. See "-- *Regulation of the Bank.*"

Market Area

The Bank conducts its business through seventeen offices located in Cuyahoga, Summit, Medina, Lorain, Lake, Portage and Geauga Counties in Ohio, and its market area consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. At June 30, 2008, over 90% of the Bank's net loan portfolio and over 90% of the Bank's deposits were in the Bank's market area. Park View Federal has targeted business development efforts in suburban sectors of its market area, such as Lake, Geauga, Medina and Summit Counties, where demographic growth has been stronger.

The economy in the Company's market area has been based on the manufacture of durable goods. Though manufacturing continues to remain an important sector of the economy, diversification has occurred in recent years with the growth of healthcare, education, service, financial and wholesale and retail trade industries. In recent years healthcare has overtaken manufacturing as Cleveland's largest sector employer. The annual unemployment rate for the Cleveland Metropolitan Statistical Area has fluctuated between 3.9% and 7.2% since 2000 and was at 7.2% at June 30, 2008. The average unemployment rate for the state of Ohio ranged from a low of 4.0% to a high of 6.7% over the same time period. The U.S. Department of Commerce, Bureau of Census data reports that the Cleveland Metropolitan area has been experiencing a declining population in recent census periods.

Lending Activities

Loan Portfolio Composition

The Company's loans receivable and loans receivable held for sale totaled $722,323 million at June 30, 2008, representing 83% of total assets at such date. It is the Company's policy to concentrate its lending in its market area.

Set forth below is certain data relating to the composition of the Company's loan portfolio by type of loan on the dates indicated. As of June 30, 2008, the Company had no concentrations of loans exceeding 10% of total loans other than as disclosed below.

	At June 30,									
	2008		2007		2005		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Real estate loans receivable held for investment:										
One-to four-family residential	$168,532	23.59%	$ 163,298	22.89%	$174,575	23.72%	$ 148,956	22.55%	$ 128,210	20.99%
Home equity line of credit	87,876	12.30	85,093	11.93	94,450	12.83	97,692	14.79	83,505	13.67
Multi-family residential	52,421	7.34	48,101	6.74	45,716	6.21	33,505	5.07	38,777	6.35
Commercial	174,404	24.41	184,850	25.91	170,392	23.15	171,331	25.94	175,323	28.71
Commercial equity line of credit	36,913	5.17	33,208	4.66	34,064	4.63	31,875	4.83	38,113	6.24
Land	73,545	10.29	74,414	10.43	77,242	10.49	68,165	10.32	54,047	8.85
Construction - residential	55,442	7.76	63,316	8.88	84,146	11.43	75,460	11.42	70,833	11.60
Construction - multi-family	5,803	0.81	6,397	0.90	7,955	1.08	0	0.00	0	0.00
Construction - commercial	38,303	5.36	31,610	4.43	33,757	4.59	24,355	3.69	15,679	2.57
Non-real estate	33,592	4.70	30,455	4.27	21,824	2.96	17,300	2.62	13,951	2.29
	726,831	101.73	720,742	101.04	744,121	101.09	668,639	101.23	618,438	101.27
Deferred loan fees	(2,685)	(0.38)	(2,832)	(0.40)	(3,381)	(0.46)	(3,833)	(0.58)	(3,380)	(0.55)
Allowance for loan losses	(9,654)	(1.35)	(4,581)	(0.64)	(4,675)	(0.63)	(4,312)	(0.65)	(4,377)	(0.72)
Total other items	(12,339)	(1.73)	(7,413)	(1.04)	(8,056)	(1.09)	(8,145)	(1.23)	(7,757)	(1.27)
Total loans receivable, net	714,492	100.00%	$713,329	100.00%	$736,065	100.00%	$660,494	100.00%	$ 610,681	100.00%
Loans receivable held for sale, net	$ 7,831		$ 14,993		$ 10,698		$ 9,060		$ 11,871	

The following table presents at June 30, 2008 the amounts of loan principal repayments scheduled to be received by the Company during the periods shown based upon the time remaining before contractual maturity. Loans with adjustable rates are reported as due in the year in which they reprice. Demand loans, loans having no schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less. The table below does not include any estimate of prepayments and may cause the Bank's actual repayment experience to differ from that shown below.

	Due During the Year Ending June 30, 2009	Due After One Through Five Years After June 30, 2008	Due Five Years or More After June 30, 2008
		(In thousands)	
Real estate construction loans	$ 99,548	$ --	$ --
Non-real estate loans	12,047	11,162	10,383
Total	$ 111,595	$ 11,162	$ 10,383

All loans with maturities greater than one year have predetermined interest rates. Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans may be substantially less than their contractual terms because of prepayments.

Origination, Purchase and Sale of Loans

The Bank generally has authority to originate and purchase loans secured by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Bank concentrates its lending activities in its market area.

The Bank originates all fixed-rate, single-family mortgage loans in conformity with the Federal Home Loan Mortgage Corporation (the "FHLMC") and Federal National Mortgage Association (the "FNMA") guidelines so as to permit their being swapped with the FHLMC or the FNMA in exchange for mortgage-backed securities secured by such loans or their sale in the secondary market. All such loans are sold or swapped, as the case may be, with servicing retained, and are sold in furtherance of the Bank's goal of better matching the maturities and interest rate sensitivity of its assets and liabilities. The Bank generally retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing the loans it sells or converts into mortgage-backed securities, and receives a fee for performing these services. Sales of loans also provide funds for additional lending and other purposes.

Loan Underwriting Policies

The Bank's lending activities are subject to the Bank's written, nondiscriminatory underwriting standards and to loan origination procedures prescribed by the Bank's Board of Directors and its management. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. Property valuations are generally performed by an internal staff appraiser or by independent outside appraisers approved by the Bank's Board of Directors. The Bank's Loan Underwriter has authority to approve all fixed-rate single-family residential mortgage loans which meet FHLMC and FNMA underwriting guidelines and those adjustable-rate single-family residential mortgage loans which meet the Bank's underwriting standards and are in amounts of less than $700,000. The Board of Directors has established a Loan Committee comprised of the Chairman of the Board and other officers and management of the Bank. This committee reviews all loans approved by the underwriter and has the authority to approve single-family residential loans, construction, multi-family and commercial real estate loans up to $2.5 million, and commercial non-real estate loans up to $1.0 million. All loans in excess of the above amounts must be approved by the Board of Directors. All loans secured by savings deposits can be approved by lending officers based in the Bank's branch offices.

It is the Bank's policy to have a mortgage creating a valid lien on real estate and to generally obtain a title insurance policy which insures that the property is free of prior encumbrances. When a title insurance policy is not obtained, a lien verification is received. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood plain as designated by the Department of Housing and Urban Development, paid flood insurance policies. Most borrowers are also required to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which the Bank makes disbursements for items such as real estate taxes and homeowners insurance.

The Bank is permitted to lend up to 100% of the appraised value of the real property securing a mortgage loan. The Bank will make a single-family residential mortgage loan with up to a 100% loan-to-value ratio if the required private mortgage insurance is obtained. The Bank generally limits the loan-to-value ratio on multi-family loans to 80% and commercial real estate mortgages to 80%.

Interest rates charged by the Bank on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes and, in the case of fixed-rate single-family residential loans, rates established by the FHLMC and the FNMA. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

Residential Real Estate Lending. The Bank historically has been and continues to be an originator of single-family residential real estate loans in its market area. The Bank currently originates fixed-rate residential mortgage loans in accordance with underwriting guidelines promulgated by the FHLMC and the FNMA and adjustable-rate mortgage loans for terms of up to 30 years. In addition, in accordance with FHLMC and FNMA guidelines, the Bank offers 30-year loans with interest rates that reset after five or seven years, at which point the rate is fixed over the remaining 25 or 23 years of the loan, respectively. At June 30, 2008, $168.5 million, or 23.6%, of the Bank's net loan portfolio consisted of single-family conventional mortgage loans, of which approximately $130.1 million, or 77.2%, carried adjustable interest rates. Included in this amount are $47.7 million in second mortgage loans. In addition, the Bank had $7.8 million in loans held for sale. These loans carry fixed rates and are loans originated by the Bank to be swapped with the FHLMC and the FNMA in exchange for mortgage-backed securities or sold for cash in the secondary market.

The Bank offers adjustable-rate residential mortgage loans with interest rates which adjust based upon changes in an index based on the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year, as made available by the Federal Reserve Board (the "Treasury Rate"), plus a margin of 2.50% to 3.50%. The amount of any increase or decrease in the interest rate is usually limited to 2% per year, with a limit of 6% over the life of the loan. The date of the first rate adjustment may range from one to ten years from the original date of the loan.

Commercial and Multi-Family Residential Real Estate Lending. The commercial real estate loans originated by the Bank are primarily secured by office buildings, shopping centers, warehouses and other income producing commercial property. The Bank's multi-family residential loans are primarily secured by apartment buildings. These loans are generally for a term of from 10 to 25 years with interest rates that adjust either annually or every three to five years based upon changes in the Treasury Rate Index or Federal Home Loan Bank advance rate, plus a negotiated margin. In addition, the Bank makes revolving line of credit loans secured by mortgages on commercial and multi-family property. Said loans are adjustable-rate loans based on the prime interest rate and are made for terms of up to two years. These loans are underwritten using the same guidelines as for first mortgage, commercial and multi-family loans. Commercial real estate loans, including commercial equity lines of credit, and multi-family residential real estate loans amounted to $263.7 million, or 36.9%, of the Bank's net loan portfolio at June 30, 2008.

Commercial real estate lending entails significant additional risks as compared with residential property lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the real estate project. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space, and, as such, may be subject to a greater extent to adverse conditions in the economy. To minimize these risks, Park View Federal generally limits itself to its market area and to borrowers with which it has substantial experience or who are otherwise well known to the Bank. The Bank obtains financial statements and, in most cases, the personal guarantees from all principals obtaining commercial real estate loans.

Construction Loans. The Bank also offers residential and commercial construction loans, with a substantial portion of such loans originated to date being for the construction of owner-occupied single-family dwellings in the Bank's market area. Residential construction loans are offered to selected local developers to build single-family dwellings and to individuals building their primary or secondary residence. Generally, loans for the construction of owner-occupied, single-family residential properties are originated in connection with the permanent loan on the property and have a construction term of six to 18 months. Interest rates on residential construction loans made to the eventual occupant are set at competitive rates, and are usually fixed for the construction term. Interest rates on residential construction loans to builders are set at a variable rate based on the prime rate, and adjust quarterly. Interest rates on commercial construction loans float with a specified index, with construction terms generally not exceeding 24 months. Advances are generally paid directly to subcontractors and suppliers and are made on a percentage of completion basis. At June 30, 2008, $99.5 million, or 13.9%, of the Bank's net loan portfolio consisted of construction loans.

Prior to making a commitment to fund a loan, the Bank requires an appraisal of the property by an appraiser approved by the Board of Directors. The Bank also reviews and inspects each project at the commencement of construction and prior to disbursement of funds during the term of the construction loan.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

Land Loans. The Bank originates loans to builders and developers for the acquisition and/or development of vacant land. The proceeds of the loan are used to acquire the land and/or to make site improvements necessary to develop the land into saleable lots. The Bank will not originate land loans to borrowers wishing to speculate in the value of land, and limits such loans to borrowers who expect to begin development of the property within two years of the date of the loan. The term of the loans is generally limited to two years. Repayments are made on the loans as the developed lots are sold.

Land development and acquisition loans involve significant additional risks when compared with loans on existing residential properties. These loans typically involve large loan balances to single borrowers, and the payment experience is dependent on the successful development of the land and the sale of the lots. These risks can be significantly impacted by supply and demand conditions. To minimize these risks, Park View Federal generally limits the loans to builders and developers with whom it has substantial experience or who are otherwise well known to the Bank, secures financial statements and generally obtains personal guarantees of such builders and developers. The Bank may also require feasibility studies and market analyses to be performed with respect to the project. The amount of the loan is limited to 80% of the appraised value. If land is being acquired, the amount of the loan to be used for such purposes is usually limited to 80% of the cost of the land. All of these loans originated are within the Bank's market area. The Bank had $73.5 million, or 10.3%, of its net loan portfolio in land loans at June 30, 2008.

Equity Line of Credit Loans. The Bank originates loans secured by mortgages on residential real estate. Such loans are for terms of 5 years with one 5-year review and renewal option on owner occupied properties. In addition, such loans on non-owner occupied properties are for a term of 2 years, followed by a balloon payment. The rate adjusts monthly to a rate generally ranging from the prime lending rate minus 0.5% to prime plus 2.0%. At June 30, 2008, the Bank had $87.9 million, or 12.3% of its net loan portfolio held for investment in home equity lines of credit.

Commercial Non Real Estate Business Loans. The Bank will make commercial business loans secured by non-real estate assets such as accounts receivables, inventory, furniture and fixtures, equipment and certain intangible assets. Such loans are made on a limited basis (up to 7.5% of assets) to credit worthy customers of the Bank. The loans are made for up amounts ranging from 10% to 80% of the collateral depending on the type of collateral provided., not to exceed $3.0 million for terms up to 10 years. The Bank generally requires the personal guarantee of all borrowers for such loans. At June 30, 2008, the Bank had $33.6 million, or 4.7%, of its net loan portfolio in commercial non-real estate business loans.

Mortgage Banking Activity

In addition to interest earned on loans, Park View Federal receives fees for servicing loans which it had sold or swapped for mortgage-backed securities. During the year ended June 30, 2008, the Bank reported net loan servicing income of $0.5 million and at June 30, 2008 and was servicing $826.8 million of loans for others. The Bank has been able to keep delinquencies on residential loans serviced for others to a relatively low level of below 1% of the aggregate outstanding balance of loans serviced as a result of its policy to limit servicing to loans it originated and subsequently sold to the FHLMC and the FNMA. Because of the success the Bank has experienced in this area and because it has data processing equipment that will allow it to expand its portfolio of serviced loans without incurring significant incremental expenses, the Bank intends in the future to augment its portfolio of loans serviced by continuing to originate and either swap such fixed-rate single-family residential mortgage loans with the FHLMC and the FNMA in exchange for mortgage-backed securities or sell such loans for cash, while retaining servicing.

In addition to loan servicing fees, the Bank receives fees in connection with loan commitments and originations, loan modifications, late payments and changes of property ownership and for miscellaneous services related to its loans. Loan origination fees are calculated as a percentage of the amount loaned. The Bank typically receives fees in connection with the origination of fixed-rate and adjustable-rate residential mortgage loans. All loan origination fees are deferred and accreted into income over the contractual life of the loan according to the interest method of recognizing income. If a loan is prepaid, refinanced or sold, all remaining deferred fees with respect to such loan are taken into income at such time.

Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in the Bank's market area.

At June 30, 2008 and 2007, the Bank had $7.8 million and $15.0 million, respectively, of fixed-rate single-family mortgage loans available for sale.

Nonperforming Loans and Other Problem Assets

It is management's policy to continually monitor its loan portfolio to anticipate and address potential and actual delinquencies. When a borrower fails to make a payment on a loan, the Bank takes immediate steps to have the delinquency cured and the loan restored to current status. Loans which are delinquent 15 days incur a late fee of 5% of the scheduled principal and interest payment. As a matter of policy, the Bank will contact the borrower after the loan has been delinquent 20 days. The Bank orders a property inspection after a loan payment becomes 45 days past due. If a delinquency exceeds 90 days in the case of a residential mortgage loan, 60 days in the case of a construction loan or 60 days for a loan on commercial real estate, the Bank will institute additional measures to enforce its remedies resulting from the loan's default, including, commencing foreclosure action. Loans which are delinquent 90 days or more having a loan to value ratio exceeding 60% generally are placed on nonaccrual status, and formal legal proceedings are commenced to collect amounts owed. Loans may be placed on non accrual if the borrower is bankrupt or if the loan is in foreclosure.

The following table sets forth information with respect to the Bank's nonperforming loans and other problem assets at the dates indicated.

	At June 30,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Non-accruing loans (1):					
Real estate	$22,489	$13,653	$15,456	$11,750	$ 10,633
Total	$22,489	$13,653	$15,456	$11,750	$ 10,633
Accruing loans which are contractually past due 90 days or more:					
Real estate	$ 2,977	$ 876	$ --	$ 608	$ 503
Total	$ 2,977	$ 876	$ --	$ 608	$ 503
Total non accrual and 90 days past due loans	$25,465	$14,529	$15,456	$12,358	$11,136
Ratio of non performing loans to total loans	3.51%	1.99%	2.08%	1.85%	1.80%
Other non performing assets (2)	$ 4,065	$ 2,622	$ 817	$ 1,319	$ 70
Total non performing assets	$ 29,531	$17,151	$16,273	$ 13,677	$11,206
Total non performing assets to total assets	3.40%	1.90%	1.80%	1.66 %	1.48%

(1) Non accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely, or loans that meet the non-accrual criteria established by regulatory authorities. Non accrual loans include all loans classified as doubtful or loss, and all loans greater than 90-days past due with a loan-to-value ratio greater than 60%.

(2) Other non performing assets represent property acquired by the Bank through foreclosure or repossession.

Following is a schedule detailing the length of time our non-accrual loans and accruing loans which are contractually past due 90 days have been contractually past due along with detail as to the composition of non-accrual loans and accruing loans which are contractually past due 90 days at June 30, 2008 and 2007.

	At June 30, (In thousands)							
	2008				2007			
	90 days or less	91 to 365 days	More than 365 days	Total	90 days or less	91 to 365 days	More than 365 days	Total
One-to-four residential	$ --	$ 2,426	$ 2,105	$ 4,531	$ --	$ 835	$ 2,611	$ 3,446
Home equity line of credit	--	1,700	1,455	3,155	--	1, 162	657	1,819
Multi-family residential	--	152	--	152	--	---	---	---
Commercial real estate	--	1,618	2,584	4,202	--	1,791	1,331	3,122
Land	--	2,850	1,283	4,133	--	388	1,077	1,465
Residential construction	---	4,990	1,952	6,942	--	1,331	926	2,257
Commercial construction	--	--	1,818	1,818	--	1,817	--	1,817
Non mortgage	--	468	65	533	--	603	--	603
Total	$ --	$ 14,204	$ 11,262	$25,466	$ --	$ 7,927	$ 6,602	$ 14,529

The increase in non-accrual loans and accruing loans which are contractually past due more than 90 days at June 30, 2008 and June 30, 2007 is attributable to poor current local and economic conditions. Residential markets nationally and locally have been adversely impacted by a significant increase in foreclosures as a result of the problems faced by sub-prime borrowers and the resulting contraction of residential credit available to all but the most credit worthy borrowers. Land development projects nationally and locally have seen slow sales and price decreases. As a savings institution, the Company has significant exposure to the residential market in the greater Cleveland Ohio area. As a result, the Company has seen a significant increase in nonperforming loans. Increasing interest rates have also negatively impacted our borrowers' ability to make scheduled loan payments. Due to an increase in foreclosure activity in the area, the foreclosure process in Cuyahoga County, our primary market, has become elongated. As such, loans have remained past due for considerable periods prior to being collected, transferred to Real Estate Owned, or charged-off.

Of the $22.5 million in non accrual loans at June 30, 2008, $16.0 million were individually identified as impaired. All of these loans are collateralized by various forms of non-residential real estate or residential construction loans. These loans were reviewed for the likelihood of full collection based primarily on the value of the underlying collateral, and, to the extent we believed collection of loan principal was in doubt, we established specific loss reserves. Our evaluations of the underlying collateral include a consideration of the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. The consideration involves discounting the original appraised values of the real estate to arrive at an estimate of the net realizable value of the collateral. Through our evaluation of the underlying collateral, which includes an inspection of the property, we determined that despite difficult conditions, these loans are generally well-secured. Through this process, we established specific loss reserves related to these loans as of June 30, 2008 of $1.9 million.

The remaining non accrual loans with a balance totaling $6.5 million, represents homogeneous one-to four-family loans. The loss allocations applied to adversely classified loans are based on our historical loss experience, adjusted for environmental factors such as local economic conditions and changes in interest rates. Additionally, the loss allocations consider the potential that the value of this collateral may erode during the foreclosure process. Through this process, we established specific reserves for these loans to the extent such losses are identifiable. At June 30, 2008, we established specific reserves of $0.6 million related to these loans.

Impaired loans represent non accrual loans in the nonresidential real estate and residential construction loan categories. Of the $22.5 million in non accrual loans past due at June 30, 2008, $16.0 million were individually identified as impaired. Of these $3.0 million are commercial real estate loans, $12.5 million are construction and land loans, $0.5 million are non mortgage loans, and $0.2 million are multi-family loans. At June 30, 2008, foreclosure proceedings had been initiated on loans in these categories with principal balances of $3.9 million, $5.0 million, $0.5 million and $0.2 million respectively. At June 30, 2008, impaired commercial real estate and construction and land loans have been past due on average 602 and 395 days, respectively. Foreclosure proceedings for these loans are subject to external factors, such as bankruptcy and other legal proceedings that may delay the disposition of the loan, but generally occur within a period of time ranging from 12 to 60 months from the time they are initiated until the loan is ultimately collected, transferred to Real Estate Owned, or charged-off.

Additionally, at June 30, 2008, we considered $8,262,249 of land and construction loans not included in the non-accrual loans to be impaired. We established specific loss reserves of $0.9 million for these loans.

It is the Bank's policy to not record into income partial interest payments. During the year ended June 30, 2008, gross interest income of $2.4 million would have been recorded on loans accounted for on a non accrual basis if such loans had been current throughout the period. No interest on non accruing loans was included in income.

At June 30, 2008, non accruing loans consisted of 116 loans totaling $22.5 million, and included 59 conventional mortgage loans aggregating $6.5 million, 13 land loans in the amount of $3.7 million, 23 construction loans in the amount of $8.6 million, and 17 commercial loans in the amount of $3.0 million, 3 non mortgage loans in the amount of $0.5 million, and 1 multi-family loan in the amount of $0.2 million. Management has reviewed its non-accruing loans and believes that the allowance for loan losses is adequate to absorb probable losses on these loans.

At June 30, 2008, the Company had no loans not disclosed, where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-accruing loans, accruing loans contractually past due 90 days or more or restructured loans.

Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. At June 30, 2008, the Bank had 17 real estate owned properties totaling $4.1 million. These properties include raw land, partially developed land and, in some cases, partially built residences. The Company faces the possibility of declines in value of these properties below their carrying amount. Occasionally, the Company will finish development or construction of these projects or homes. In these cases, the Company also faces the risk that costs to complete construction will exceed original estimates or other execution risks.

Asset Classification and Allowance for Loan Losses. Federal regulations require savings institutions to review their assets on a regular basis and to classify them as "substandard," "doubtful", or "loss," if warranted. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. An asset which does not currently warrant classification, but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." The Bank has established an Asset Classification Committee, which is comprised of senior employees of the Bank and two outside Board members. The Asset Classification Committee meets quarterly to review the Bank's loan portfolio and determine which loans should be placed on a "watch-list" of potential problem loans which are considered to have more than normal credit risk. Currently, general loss allowances (up to 1.25% of risk-based assets) established to cover losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. See "*Regulation of the Bank -- Regulatory Capital Requirements.*" OTS examiners may disagree with the insured institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS. At June 30, 2008, total non accrual and 90 days past due loans and other non performing assets were $29.5 million, all of which were classified as substandard. For additional information, see "*-- Non-Performing Loans and Other Problem Assets*" and Note 4 of Notes to Consolidated Financial Statements.

In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's and the industry's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income.

General allowances are made pursuant to management's assessment of risk in the Bank's loan portfolio as a whole. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loan. Management continues to actively monitor the Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

Our analysis of the allowance for loan losses considers changes in non accrual loans and changes in probable loan losses as economic conditions deteriorate and the underlying collateral is subjected to an elongated foreclosure process.

The following table summarizes the activity in the allowance for loan losses for the periods indicated.

	Year Ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
	(Dollars in thousands)				
Balance at beginning of year	$4,581	$4,675	$4,312	$4,377	$3,883
Charge-offs:					
Mortgage loans	984	1,178	462	176	113
Non-real estate (1)	2	18	1	--	19
Total charge-offs	986	1,196	463	176	132
Recoveries:					
Mortgage loans	1	--	--	--	29
Non-real estate (1)	--	--	--	--	--
Total recoveries	1	--	--	--	29
Net charge-offs	985	1,196	463	176	103
Provision charged to income	6,058	1,102	826	111	597
Balance at end of year	9,654	$ 4,581	$4,675	$4,312	$4,377
Ratio of net charge-offs during the year to average loans outstanding during the year	0.1%	0.1%	0.1%	--%	--%

(1) Consists primarily of line of credit loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At June 30,									
	2008		2007		2006		2005		2004	
	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding
	(Dollars in thousands)									
Mortgage Loans:										
One-to four-family residential (1)	3,797	43.65%	$1,200	43.05	$2,005	47.25%	$1,570	47.84%	$1,481	45.68%
Multi-family residential	304	8.15	288	7.57	271	7.22	207	5.07	195	6.27
Commercial	3,153	34.94	2,508	34.68	1,892	32.07	1,827	34.15	1,994	37.05
Land	1,716	10.29	582	10.43	436	10.50	360	10.32	474	8.74
Unallocated	189	--	--	--	--	--	164	--	--	--
Total mortgage loans	9,159	95.30	4,578	95.73	4,604	97.04	4,128	97.38	4,144	97.74
Non-real estate	495	4.70	3	4.27	71	2.96	184	2.62	233	2.26
Total allowance for loan losses	9,654		$4,581		$4,675		$4,312		$4,377	

(1) Consists of one-to four-family residential and home equity lines of credit, including owner-occupied and non-owner-occupied properties.
(2) Construction loans are included with their respective property type. For additional information, see Note 4 of Notes to Consolidated Financial Statements.

Investment Activities

Park View Federal's investment policy currently allows for investment in various types of liquid assets, including United States Government and United States Government Sponsored Enterprise securities, time deposits at the FHLB of Cincinnati, certificates of deposit or bankers' acceptances at other federally insured depository institutions and mortgage-backed securities. The general objective of Park View Federal's investment policy is to maximize returns without compromising liquidity or creating undue credit or interest rate risk. In accordance with the investment policy, at June 30, 2008 Park View Federal had investments in preferred equity issued by FNMA and FHLMC, notes issued by the FHLB, mortgage-backed securities and FHLB of Cincinnati stock.

The Bank reports its investments, other than marketable equity securities and securities available for sale, at cost as adjusted for discounts and unamortized premiums. The Bank has the intent and ability and generally holds all securities until maturity. For additional information see Note 2 of Notes to Consolidated Financial Statements.

At present, management is not aware of any conditions or circumstances which could impair its ability to hold its remaining securities to maturity.

The following table sets forth the carrying value of the Bank's securities portfolio and FHLB of Cincinnati stock at the dates indicated. At June 30, 2008, the fair market value of the Bank's securities portfolio was $62.8 million. All debt securities are held to maturity, but are callable prior to maturity.

	At June 30,		
	2008	2007	2006
	(In thousands)		
Investment securities:			
Equity securities	$ 1,890	--	--
U. S. Government Sponsored Enterprise Securities	7,580	58,000	58,000
Mortgage-backed securities	55,151	25,880	27,578
Total securities	64,621	83,880	85,578
FHLB of Cincinnati stock	12,641	12,312	11,955
Total investments	$ 77,262	$ 96,192	$97,533

The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Bank's debt securities at June 30, 2008.

	At June 30, 2008										
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Securities		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Market Value	Average Yield
	(Dollars in thousands)										
U.S. Government Sponsored Enterprise Securities	$ --	-- %	$7,580	5.30%	$ --	--%	$ --	--%	$ 7,580	$ 7,604	5.30%
Mortgage-backed securities	$ 316	6.91%	--	--%	$ --	--%	$54,835	5.08%	$55,151	$53,260	5.09%
Total	$ 316	6.91%	$7,580	5.30%	$ --	--%	$54,835	5.08%	$62,731	$60,864	5.12%

Deposit Activity and Other Sources of Funds

General. Deposits are the primary source of the Bank's funds for lending, investment activities and general operational purposes. In addition to deposits, Park View Federal derives funds from loan principal and interest repayments, maturities of securities and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general operational purposes.

Deposits. The Bank attracts deposits principally from within its primary market area by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts and certificates of deposit which generally range in maturity from seven days to five years. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Maturities, terms, service fees and withdrawal penalties for its deposit accounts are established by the Bank on a periodic basis. Park View Federal generally reviews its deposit mix and pricing on a weekly basis. In determining the characteristics of its deposit accounts, Park View Federal considers the rates offered by competing institutions, funds acquisition and liquidity requirements, growth goals and federal regulations. The Bank has accepted brokered deposits in the current year because of favorable rates available as compared to local market rates.

Park View Federal competes for deposits with other institutions in its market area by offering deposit instruments that are competitively priced and providing customer service through convenient and attractive offices, knowledgeable and efficient staff and hours of service that meet customers' needs. To provide additional convenience, Park View Federal participates in STAR and Master Money debit card Automated Teller Machine networks at locations throughout Ohio and other participating states, through which customers can gain access to their accounts at any time.

The Bank's deposits increased by $1.3 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. Deposit balances totaled $659.4 million, $658.1 million and $656.9 million at the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Deposits in the Bank as of June 30, 2008 were represented by the various programs described below.

Weighted Average Interest Rate	Category	Minimum Balance	Balance (in thousands)	Percentage of Total Deposits
2.26%	NOW accounts	$ 50	$ 42,401	6.43 %
1.01	Passbook statement accounts	5	27,508	4.17
2.40	Money market accounts	1,000	74,939	11.36
0.00	Non-interest-earning demand accounts	50	17,459	2.65
			162,307	24.61
	Certificates of Deposit			
4.18	3 months or less	500	324,062	49.15
4.36	3 - 6 months	500	51,550	7.82
3.77	6 - 12 months	500	68,232	10.35
4.29	1 - 3 years	500	39,183	5.94
5.02	More than three years	500	14,051	2.13
4.18	Total certificates of deposit		497,078	75.39
3.61	Total deposits		$659,385	100.00%

The following table sets forth the average balances and average interest rates based on month-end balances for interest-bearing demand deposits and time deposits during the periods indicated.

	For the Year Ended June 30,								
	2008			2007			2006		
	Interest-Bearing Demand Deposits	Savings Deposits	Time Deposits	Interest-Bearing Demand Deposits	Savings Deposits	Time Deposits	Interest-Bearing Demand Deposits	Savings Deposits	Time Deposits
	(Dollars in thousands)								
Average balance	114,459	$ 26,806	$ 501,523	$ 103,068	$31,283	$ 509,230	$ 71,791	$ 39,857	$ 485,755
Average rate paid	2.98%	1.11%	4.81%	4.07%	0.73%	4.75%	2.94%	0.51%	3.80%

The rates currently paid on certificates maturing within one year or less are lower than the rates currently being paid on similar certificates of deposit maturing thereafter. The Bank will seek to retain these deposits to the extent consistent with its long-term objective of maintaining positive interest rate spreads. Depending upon interest rates existing at the time such certificates mature, the Bank's cost of funds may be significantly affected by the rollover of these funds. A decrease in such cost of funds, if any, may have a material impact on the Bank's operations. To the extent such deposits do not roll over, the Bank may, if necessary, use other sources of funds, including borrowings from the FHLB of Cincinnati, to replace such deposits. See "-- *Borrowings.*"

The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2008.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$ 42,827
Three through six months	59,480
Six through 12 months	51,879
Over 12 months	33,341
Total	$187,527

Borrowings. Savings deposits historically have been the primary source of funds for the Bank's lending, investments and general operating activities. The Bank is authorized, however, to use advances from the FHLB of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, Park View Federal is required to own stock in the FHLB of Cincinnati and is authorized to apply for advances. Advances are pursuant to several different programs, each of which has its own interest rate and range of maturities. Park View Federal has a Blanket Agreement for advances with the FHLB under which the Bank may borrow up to 50% of assets subject to normal collateral and underwriting requirements. The Bank currently has two commitments with the Federal Home Loan Bank of Cincinnati for flexible lines of credit, referred to as a cash management advance and a REPO advance, in the amounts of $30 million and $200 million respectively. The CMA advance was drawn down $9.0 million at June 30, 2008, while the REPO was not drawn down at June 30, 2008. Advances from the FHLB of Cincinnati are secured by the Bank's stock in the FHLB of Cincinnati and other eligible assets. For additional information please refer to Note 8 of Notes to Consolidated Financial Statements.

The following table sets forth certain information regarding the Bank's advances from the FHLB of Cincinnati for the periods indicated:

	At June 30, (In thousands)		
	2008	2007	2006
Amounts outstanding at end of period	$44,000	$75,000	$ 95,000
Weighted average rate	2.83%	5.35%	4.95%
Maximum amount outstanding at any month end	$85,000	$95,000	$ 170,001
Approximate average outstanding balance	$53,130	$78,438	$ 154,215
Weighted average rate	4.41%	5.38%	4.45%

In March 2006, Park View Federal entered into a $50 million repurchase agreement collateralized by $57.5 million in securities. In June 2004 and July 2006, PVFCC formed two separate trusts that each issued $10.0 million of subordinated debentures. At June 30, 2008, PVFSC had a line of credit with an outstanding balance of $1.0 million, collateralized by real estate. See Note 9 of Notes to Consolidated Financial Statement for the terms of these borrowings.

Subsidiary Activities

The Bank is required to give the FDIC and the Director of OTS 30 days prior notice before establishing or acquiring a new subsidiary or commencing a new activity through an existing subsidiary. Both the FDIC and the Director of OTS have the authority to prohibit the initiation or to order the termination of subsidiary activities determined to pose a risk to the safety or soundness of the institution.

As a federally chartered savings bank, Park View Federal is permitted to invest an amount equal to 2% of its assets in subsidiaries, with an additional investment of 1% of assets where such investment serves primarily community, inner-city and community development purposes. Under such limitations, as of June 30, 2008, Park View Federal was authorized to invest up to approximately $26 million in the stock of or loans to subsidiaries, including the additional 1% investment for community, inner-city and community development purposes. Institutions meeting their applicable minimum regulatory capital requirements may invest up to 50% of their regulatory capital in conforming first mortgage loans to subsidiaries in which they own 10% or more of the capital stock. Park View Federal currently exceeds its regulatory capital requirements.

PVF has three active subsidiaries, Park View Federal, PVFSC and MPLC. PVFSC is engaged in the activities of land acquisition and real estate investment. PVF has three nonactive subsidiaries, PVF Community Development Corp., PVF Mortgage Corp. and PVF Holdings, Inc., which have been chartered for future activity.

PVF Service Corporation. At June 30, 2008, PVFSC had a $0.22 million investment in a joint venture that owns real estate leased to the Bank for use as a branch office in Avon, Ohio. Also, at June 30, 2008, PVFSC had a $0.19 million investment in a joint venture for a new branch office location for our Mayfield office in Mayfield, Ohio. PVFSC also has an interest in Park View Plaza, a joint venture, which is a strip center in Cleveland, Ohio that includes our Lakewood branch office. PVFSC also has an interest in a joint venture containing a Title Company, PVF Title Services, LLC. In addition, PVFSC had a $4.7 million investment in office properties used by the Bank that includes the Corporate Center in Solon, Ohio, and branch offices in Bainbridge, Ohio and Chardon, Ohio. In March 2006, PVFSC obtained a Line of Credit loan for $4.0 million, with a drawn down balance at June 30, 2008 of $1.0 million, secured by its Corporate Center in Solon, Ohio.

Mid Pines Land Company. At June 30, 2008, MPLC had an investment of $0.6 million in land adjacent to the Company's Corporate Center in Solon, Ohio.

Competition

The Bank faces strong competition both in originating real estate and other loans and in attracting deposits. The Bank competes for real estate and other loans principally on the basis of interest rates and the loan fees it charges, the type of loans it originates and the quality of services it provides to borrowers. Its competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers making loans secured by real estate located in the Bank's market area.

The Bank attracts all its deposits through its branch offices primarily from the communities in which those branch offices are located. .Consequently, competition for deposits is principally from other savings institutions, commercial banks, credit unions and brokers in these communities. Park View Federal competes for deposits and loans by offering a variety of deposit accounts at competitive rates, a wide array of loan products, convenient business hours and branch locations, a commitment to outstanding customer service and a well-trained staff. In addition, the Bank believes it has developed strong relationships with local businesses, realtors, builders and the public in general, giving it an excellent image in the community.

Employees

As of June 30, 2008, PVF and its subsidiaries had 166 full-time employees and 34 part-time employees, none of whom was represented by a collective bargaining agreement. The Company believes it enjoys a good relationship with its personnel.

Regulation of the Bank

General. As a savings institution, Park View Federal is subject to extensive regulation by the OTS, and its deposits are insured by the Deposit Insurance Fund, which is administered by the FDIC. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The OTS periodically examines the Bank for compliance with various regulatory requirements. The FDIC also has the authority to conduct special examinations of FDIC-insured savings institutions. The Bank must file reports with OTS describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or elsewhere herein. The discussion is not intended to be a complete explanation of all applicable laws and regulations and is qualified in its entirety by reference to the actual statutes and regulations involved.

Regulatory Capital Requirements. Under OTS regulations, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" (also referred to as "Tier 1") capital equal to at least 4.0% (or 3.0% if the institution is the highest rated under the OTS examination rating system) of adjusted total assets and "total capital," a combination of core and "supplementary" capital, equal to at least 8.0% of "risk-weighted" assets. In addition, the OTS has adopted regulations which impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is the highest rated). For purposes of these regulations, Tier 1 capital has the same definition as core capital and generally consists of common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. See "-- *Prompt Corrective Regulatory Action.*" Investments in subsidiaries that are engaged as principal in activities not permissible for national banks must also be deducted from Tier 1 capital. The Bank was in compliance with all applicable regulatory capital requirements at June 30, 2008.

In determining compliance with the risk-based capital requirement, a savings institution calculates its total capital, which may include both core capital and supplementary capital, provided the amount of supplementary capital does not exceed the savings institution's core capital. Supplementary capital is defined to include certain preferred stock issues, certain approved subordinated debt, certain other capital instruments, a portion of the savings institution's allowances for loan and lease losses allowances, and up to 45% of unrealized net gains on equity securities. Total core and supplementary capital are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and equity investments other than those deducted from core and tangible capital. At June 30, 2008, Park View Federal had no equity investments for which OTS regulations require a deduction from total capital.

The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk-weighting system, single-family first mortgages not more than 90 days past due with loan-to-value ratios under 80% and multi-family mortgages (maximum 36 dwelling units) with loan-to-value ratios under 80% and average annual occupancy rates over 80%, are assigned a risk weight of 50%. Consumer, home equity and land loans, residential and nonresidential construction loans and commercial real estate loans are assigned a risk weight of 100%. Mortgage-backed securities issued, or fully guaranteed as to principal and interest, by the FNMA or FHLMC are assigned a 20% risk weight. Cash and United States Government securities backed by the full faith and credit of the United States Government are given a 0% risk weight. At June 30, 2008, the Bank's risk-weighted assets were $694.8 million, and its total risk-based capital was $90.3 million, or 12.99%, of risk-weighted assets.

The table below presents the Bank's capital position at June 30, 2008, relative to its various minimum regulatory capital requirements.

	At June 30, 2008	
	Amount	Percent of Assets (1)
	(Dollars in Thousands)	
Tangible Capital	$83,972	9.69%
Tangible Capital Requirement	13,014	1.50
Excess	70,958	8.19%
Tier 1/Core Capital	$83,972	9.69%
Tier 1/Core Capital Requirement.	34,704	4.00
Excess	49,268	5.69%
Tier 1 Risk-Based Capital	$83,972	12.09%
Tier 1 Risk-Based Capital Requirement.	27,792	4.00
Excess	56,180	8.09%
Risk-Based Capital	$90,286	12.99%
Risk-Based Capital Requirement	55,584	8.00
Excess	34,702	4.99%

(1) Based upon adjusted total assets for purposes of the tangible, core and Tier 1 capital requirements, and risk-weighted assets for purposes of the Tier 1 risk-based and risk-based capital requirements.

In addition to requiring generally applicable capital standards for savings institutions, the Director of OTS may establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. The Director of OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital.

Prompt Corrective Regulatory Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") is: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions. If an institution's ratio of tangible capital to total assets falls below a "critical capital level," the institution will be subject to conservatorship or receivership within specified time periods.

Under regulations jointly adopted by the federal banking regulators, a savings institution's capital adequacy for purposes of the FDICIA prompt corrective action rules is determined on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its Tier 1 or core capital to adjusted total assets). The following table shows the capital ratio requirements for each prompt corrective action category:

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if the institution has the highest examination rating.

A "critically undercapitalized" savings institution is defined as a savings institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative preferred stock less all intangibles other than qualifying supervisory goodwill and certain servicing rights. The OTS may reclassify a well capitalized savings association as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the OTS determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any examination rating category. For information regarding the position of the Bank with respect to the FDICIA prompt corrective action rules, see Note 13 of Notes to Consolidated Financial Statements.

Safety and Soundness Standards. Interagency Guidelines Establishing Standards for Safety and Soundness require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at peer institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Additionally, a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

Federal Home Loan Bank System. Park View Federal is a member of the FHLB System, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The FHLBs provide a central credit facility primarily for member institutions. As a member of the FHLB System, the Bank is required to acquire and hold specified amounts of capital stock in the FHLB of Cincinnati. The Bank was in compliance with this requirement with an investment in FHLB of Cincinnati stock at June 30, 2008 of $12.6 million.

The FHLB of Cincinnati serves as a reserve or central bank for its member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Cincinnati. Long-term advances may be made only for the purpose of providing funds for residential housing finance, small business loans, small farm loans and small agri-business loans. At June 30, 2008, the

Bank had $44.0 million in advances outstanding from the FHLB of Cincinnati. See "-- *Deposit Activity and Other Sources of Funds -- Borrowings.*"

Qualified Thrift Lender Test. A savings association that does not meet the Qualified Thrift Lender test (QTL Test") must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; and (iii) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to be a Qualified Thrift Lender, it must cease any activity, and not retain any investment not permissible for a national bank and savings association.

To meet the QTL test, the institution must qualify as a domestic building and loan association under the Internal Revenue Code or the institution's "Qualified Thrift Investments" must total at least 65% of "portfolio assets." Under OTS regulations, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments generally consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing, and educational, small business and credit card loans, (ii) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination, and (iii) stock in an FHLB or the FHLMC or FNMA. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas. In order to maintain QTL status, the savings institution must maintain a weekly average percentage of Qualified Thrift Investments to portfolio assets equal to 65% on a monthly average basis in nine out of 12 months. A savings institution that fails to maintain QTL status will be permitted to requalify once, and if it fails the QTL test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired. Failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions imposed on national banks. At June 30, 2008, the Bank qualified as a QTL.

Uniform Lending Standards. Under OTS regulations, savings institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators.

The Bank believes that its current lending policies conform to the Interagency Guidelines.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system in 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Bank's one-time credit approximated $402,338, which has been totally used. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance Fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the four quarters ended June 30, 2008 averaged 1.4 basis points of assessable deposits.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2008, which remained unchanged from 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Dividend Limitations. Under OTS regulations, the Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Bank's conversion from the mutual to stock form.

OTS regulations require that savings institutions submit notice to the OTS prior to making a capital distribution (which includes dividends, stock repurchases and amounts paid to stockholders of another institution in a cash merger) if (a) they would not be well capitalized after the distribution, (b) the distribution would result in the retirement of any of the institution's common or preferred stock or debt counted as its regulatory capital, or (c) the institution is a subsidiary of a holding company. A savings institution must make application to the OTS to pay a capital distribution if (x) the institution would not be adequately capitalized following the distribution, (y) the institution's total distributions for the calendar year exceeds the institution's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or conditions imposed by the OTS. As a subsidiary of a savings and loan holding company, Park View Federal must, at a minimum, provide prior notice to the OTS of capital distributions. The OTS may disapprove or deny a capital distribution if in the view of the OTS, the capital distribution would constitute an unsafe or unsound practice.

The Bank is prohibited from making any capital distributions if, after making the distribution, it would be undercapitalized as defined in the OTS' prompt corrective action regulations.

In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "*Taxation.*" The Bank intends to make full use of this favorable tax treatment afforded to the Bank and does not contemplate use of any earnings of the Bank in a manner which would limit the Bank's bad debt deduction or create Federal tax liabilities.

Federal Reserve System. Pursuant to regulations of the Federal Reserve Board, a savings institution must maintain average daily reserves equal to 3% on transaction accounts of between $9.3 million and $43.9 million, plus 10% on the remainder. The first $9.3 million of transaction accounts are exempt. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At June 30, 2008, Park View Federal met its reserve requirements.

Interstate Branching. OTS regulations permit federal savings institutions to branch in any state or states of the United States and its territories. Except in supervisory cases or when interstate branching is otherwise permitted by state law or other statutory provision, an institution may not establish an out-of-state branch unless (i) the institution qualifies as a "domestic building and loan association" under §7701(a)(19) of the Internal Revenue Code or meets the QTL Test and the total assets attributable to all branches of the association in the state would qualify such branches taken as a whole for treatment as a domestic building and loan association or as a QTL, and (ii) such branch would not result in (a) formation of a prohibited multi-state multiple savings and loan holding company, or (b) a violation of certain statutory restrictions on branching by savings institution subsidiaries of bank holding companies. Federal savings institutions generally may not establish new branches unless the institution meets or exceeds minimum regulatory capital requirements. The OTS will also consider the institution's record of compliance with the Community Reinvestment Act in connection with any branch application.

Loans to One Borrower Limitations. Under federal law, loans and extensions of credit, to a borrower may generally not exceed 15% of the unimpaired capital and surplus of the savings institution. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and surplus.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants, who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Transactions with Affiliates. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, (ii) specify certain collateral requirements for particular transactions with affiliates, and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to an unaffiliated customer. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings institution may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution. The Bank is also prohibited from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on condition that the customer obtain some additional services from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions.

Savings institutions are also subject to the restrictions contained in Section 22(h) and Section 22(g) of the Federal Reserve Act on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, executive officer or to a greater than 10% stockholder of a savings institution, and certain affiliated entities of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities the institution's loan to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above specified amounts to directors, executive officers and greater than 10% stockholders of a savings institution, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the institution with any "interested" director not participating in the voting. The specified amounts are the greater of $25,000 or 5% of capital and surplus (and any loans aggregating to $500,000 or more). Further, loans to directors, executive officers and principal stockholders must be made on terms substantially the same as offered in comparable transactions to other persons. There is an exception to that requirement were such loans are made pursuant to a benefit or compensation program that is widely available to employees of the institution and the program does not give preference to directors or executive officers over other employees.

Section 22(g) of the Federal Reserve Act requires that loans to executive officers of depository institutions not be made on terms more favorable than those afforded to other borrowers, requires approval for such extensions of credit by the board of directors of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution are prohibited, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Regulation of the Company

General. The Company is a savings and loan holding company as defined by the Home Owners' Loan Act. As such, the Company is registered with the OTS and is subject to OTS regulation, examination, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof.

Activities Restrictions. The Board of Directors of the Company presently intends to operate the Company as a unitary savings and loan holding company. Since the Company became a unitary savings and loan holding company before May 4, 1999, there are generally no restrictions on the activities of the Company. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the Director of the OTS may impose such restrictions as deemed necessary to address such risk including limiting: (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings institution subsidiary of such a holding company fails to meet the QTL Test, then such unitary holding company shall also presently become subject to the activities restrictions applicable to multiple holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, register as, and become subject to the restrictions applicable to a bank holding company. See "-- *Regulation of the Bank -- Qualified Thrift Lender Test.*"

If the Company were to acquire control of another savings institution to be held as a separate subsidiary, the Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and each subsidiary savings institution meets the QTL Test, the activities of the Company and any of its subsidiaries (other than the Bank or other subsidiary savings institutions) would thereafter be subject to further restrictions. Among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings institution may commence or continue after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity, other than: (i) furnishing or performing management services for a subsidiary savings institution; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution; (iv) holding or managing properties used or occupied by a subsidiary savings institution; (v) acting as trustee under deeds of trust; (vi) those activities authorized by regulation as of March 5, 1987 to be engaged in by multiple holding companies; or (vii) unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies, those activities authorized by the Federal Reserve Board as permissible for bank holding companies. Those activities described in (vii) above must be approved by the Director of the OTS prior to being engaged in by a multiple holding company. The OTS has issued an interpretation indicating that multiple holding companies may also engage in activities permissible for financial holding companies.

Restrictions on Acquisitions. Savings and loan holding companies are generally prohibited from acquiring, without prior approval of the Director of OTS, (i) control of any other savings institution or savings and loan holding company or substantially all the assets thereof, or (ii) more than 5% of the voting shares of a savings institution or holding company thereof which is not a subsidiary. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings institution, other than a subsidiary savings institution, or of any other savings and loan holding company.

The Director of the OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings institutions in more than one state if: (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office in the state of the institution to be acquired as of March 5, 1987; (ii) the acquirer is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

Acquisition of the Company. Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire control of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Taxation

General. The Company and its subsidiaries currently file a consolidated federal income tax return based on a fiscal year ending June 30. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur.

Federal Income Taxation. Savings institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code") in the same general manner as other corporations. Prior to legislation in 1996, institutions such as the Bank which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. Legislation that is effective for tax years beginning after December 31, 1995 repealed the reserve method available to thrifts and required institutions to recapture into taxable income over a six taxable year period the portion of the tax loan loss reserve that exceeds the pre-1988 tax loan loss reserve. The Bank had no such excess reserve. The Bank will no longer be allowed to use the percentage of taxable income method for tax loan loss provisions, but was allowed to use the experience method of accounting for bad debts as long as it was not considered a large thrift. Beginning with June 30, 1997 taxable year, the Bank was treated the same as a small commercial bank. Institutions with less than $500 million in assets were still permitted to make deductible bad debt additions to reserves, using the experience method. Beginning with the June 30, 2000 taxable year, the Bank began being taxed as a large thrift and is only able to take a tax deduction when a loan is actually charged off.

Earnings appropriated to the Bank's bad debt reserve and claimed as a tax deduction are not available for the payment of cash dividends or for distribution to stockholders (including distributions made on dissolution or liquidation), unless the Bank includes the amount in taxable income, along with the amount deemed necessary to pay the resulting federal income tax.

In addition to the regular income tax, corporations generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. Net operating losses can offset no more than 90% of alternative minimum taxable income. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax.

The Bank's federal income tax returns through June 30, 1999 were audited by the IRS. The years June 30, 2000 through June 30, 2007 are open to audit.

For further information regarding federal income taxes, see Note 10 of Notes to Consolidated Financial Statements.

State Income Taxation. The Bank is subject to an Ohio franchise tax based on its equity capital plus certain reserve amounts. Total equity capital for this purpose is reduced by certain exempted assets. The resulting net taxable value of capital is taxed at a rate of 1.3%. The Company generally elects to be taxed as a qualifying holding company and pay Ohio tax based on its net income only. The other subsidiaries of the Company are taxed on the greater of a tax based on net income or net worth.

Executive Officers of the Registrant

The following sets forth information with respect to the executive officers of the Company.

Name	Age as of September 4, 2008	Title
John R. Male	60	Chairman of the Board and Chief Executive Officer of the Company and the Bank
C. Keith Swaney	65	President and Chief Operating Officer of the Company and the Bank, Treasurer of the Company and Chief Financial Officer of the Bank
Jeffrey N. Male	59	Vice President and Secretary of the Company and Executive Vice President and Chief Lending Officer of the Bank

John R. Male. Mr. Male has been with the Bank since 1971, where he has held various positions including branch manager, mortgage loan officer, manager of construction lending, savings department administrator and chief lending officer. Mr. Male was named President and Chief Executive Officer of the Bank in 1986 and was named President of the Company upon its organization in 1994. Mr. Male was named Chairman of the Board of Directors and Chief Executive Officer of the Company and the Bank in October 2000. Mr. Male serves in various public service and charitable organizations. He currently serves on the Board of Trustees for Heather Hill, a long-term care hospital in Chardon, Ohio. He has an undergraduate degree from Tufts University and holds an MBA from Case Western Reserve University.

C. Keith Swaney. Mr. Swaney joined the Bank in 1962 and was named Executive Vice President and Chief Financial Officer in 1986. He was named Vice President and Treasurer of the Company upon its organization in 1994. Mr. Swaney was named President and Chief Operating Officer of the Company and the Bank in October 2000. He continues to serve as Treasurer of the Company and as Chief Financial Officer of the Bank. He is responsible for all internal operations of the Company and the Bank. Over the years, he has participated in various charitable organizations and currently serves on the Board of Trustees for Hiram House Camp. Mr. Swaney attended Youngstown State University and California University in Pennsylvania.

Jeffrey N. Male. Mr. Male has been with the Bank since 1973. He has served in various capacities, including supervisor of the construction loan department, personnel director and manager of the collection, foreclosure and REO departments. Mr. Male was named Executive Vice President of the Bank in 2000. In 1986 Mr. Male was named Senior Vice President in charge of residential lending operations. He was named Vice President and Secretary of the Company upon its organization in 1994 and continues to serve in that position. Mr. Male has served in various capacities with public service and charitable organizations, including the Chagrin Valley Jaycees, the Chagrin Falls Chamber of Commerce and the Neighborhood Housing Services Corporate Loan Committee. Mr. Male is a graduate of Denison University.

Item 1A. Risk Factors

Certain interest rate movements may hurt earnings and asset value.

While these short-term market interest rates (which are used as a guide to price the Bank's deposits) have increased, longer-term market interest rates (which are used as a guide to price the Bank's longer-term loans) have not. Although this "flattening" of the market yield curve has not had a negative impact on our interest rate spread and net interest margin to date, if short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our loans and investments, we would experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. Conversely, if short-term interest rates decline and if rates on our loans and investments reprice downward faster than our rates on deposits, then we would also experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

Changes in interest rates also affect the value of the Bank's interest-earning assets, and in particular the Bank's securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity.

Strong competition within the Bank's market area could hurt profits and slow growth.

The Bank faces intense competition both in making loans and attracting deposits. This competition has made it more difficult for the Bank to make new loans and at times has forced the Bank to offer higher deposit rates. Price competition for loans and deposits might result in the Bank earning less on loans and paying more on deposits, which would reduce net interest income. Competition also makes it more difficult to increase loans and deposits. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which the Bank competes have substantially greater resources and lending limits than the Bank has and may offer services that the Bank does not provide. Management expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. The Bank's profitability depends upon its continued ability to compete successfully in its market area.

The Company and the Bank operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Park View Federal is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. The Company also is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Bank. The regulation and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in Company common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Our emphasis on construction and commercial real estate lending and land loans may expose us to increased lending risks.

At June 30, 2008, we had $211.3 million in loans secured by commercial real estate, $99.5 million in real estate construction loans, which included $55.4 million in residential construction loans, $5.8 million in loans for the construction of multi-family properties and $38.3 million for the construction of commercial properties and $73.5 million in loans secured by land. Commercial real estate loans, construction loans and land loans represented 29.6%, 13.9% and 10.3%, respectively, of our net loan portfolio. While commercial real estate, construction and land loans are generally more interest rate sensitive and carry higher yields than do residential mortgage loans, these types of loans generally expose a lender to greater risk of non-payment and loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to single-family residential mortgage loans.

The Company's financial condition and results of operations are dependant on the economy in the Bank's market area.

The Bank's market area consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. As of June 30, 2008, management estimates that more than 90% of deposits and 90% of loans came from its market area. Because of the Bank's concentration of business activities in its market area, the Company's financial condition and results of operations depend upon economic conditions in its market area. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Ohio could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Provisions in the Company's certificate of incorporation and bylaws and statutory provisions could discourage a hostile acquisition of control.

The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage nonnegotiated takeover attempts that certain stockholders might deem to be in their interests or through which stockholders might otherwise receive a premium for their shares over the then current market price and that may tend to perpetuate existing management. These provisions include: the classification of the terms of the members of the Board of Directors; supermajority provisions for the approval of certain business combinations; elimination of cumulative voting by stockholders in the election of directors; certain provisions relating to meetings of stockholders; and provisions allowing the Board of Directors to consider nonmonetary factors in evaluating a business combination or a tender or exchange offer. The provisions in the Company's Certificate of Incorporation requiring a supermajority vote for the approval of certain business combinations and containing restrictions on acquisitions of the Company's equity securities provide that the supermajority voting requirements or acquisition restrictions do not apply to business combinations or acquisitions meeting specified Board of Directors approval requirements. The Certificate of Incorporation also authorizes the issuance of 1,000,000 shares of preferred stock as well as additional shares of Common Stock up to a total of 15,000,000 outstanding shares. These shares could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt.

In addition, Ohio law provides for certain restrictions an acquisition of the Company, and federal banking laws contain various restrictions on acquisitions of control of savings associations and their holding companies.

The Certificate of Incorporation, Bylaw and statutory provisions, as well as certain other provisions of state and federal law and certain provisions in the Company's and the Bank's employee benefit plans are employment agreements and change in control severance agreements, may have the effect of discouraging or preventing a future takeover attempt in which stockholders of the Company otherwise might receive a substantial premium for their shares over then current market prices.

The Company may have to record a charge to earnings representing other-than-temporary impairment with respect to its holdings of U.S. government-sponsored enterprise preferred stock.

The Company holds U.S. government-sponsored enterprise securities consisting of floating rate preferred stock issued by the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA") in its available-for-sale securities portfolio which, at June 30, 2008, had a cost basis of $1,890,000 and a market value of $1,890,000.

At June 30, 2008, no U.S. government-sponsored enterprise securities were in an unrecognized loss. The Company's equity securities consist of floating rate preferred stock issued by FHLMC and FNMA. For the year ended June 30, 2008, the Company recognized a $195,000 pre-tax charge for the other-than-temporary decline in fair value. As required by SFAS 115, when a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. The Company's holding of this preferred stock has declined substantially in value since the June 30, 2008 balance sheet date. Management evaluated this decline in value and decided its initial determination that the Company's holdings were only temporarily impaired should be reassessed. Ultimately, the Company's holdings of these shares were deemed to be other-than-temporarily impaired as of June 30, 2008 and a charge to earnings of $195,000 was recorded as of that date.

More recently, on September 7, 2008, the Federal Housing Finance Agency announced that it was placing FHLMC and FNMA under conservatorship. The United States Department of the Treasury is also taking other actions with respect to FHLMC and FNMA, including purchasing preferred stock that would have a rank senior to that of the preferred stock owned by the Company. In addition, the payments of dividends on the preferred securities of the types owned by the Company have been suspended. If, by September 30, 2008, the value of the Company's holdings of this stock does not recover most of the decline that has occurred since June 30, 2008, the Company will probably record another charge to earnings for other-than-temporary impairment of this stock. As of the close of business on September 12, 2008, the fair value of the Company's holdings of these shares was approximately $200,000. The unrealized loss on the Company's holdings as of that date was $1,690,000. At June 30, 2008, no U.S. government-sponsored enterprise securities were in an unrecognized loss.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. Properties

The following table sets forth the location and certain additional information regarding the Company's offices at June 30, 2008.

Location	Year Opened/ Acquired	Total Deposits	Net Book Value at June 30, 2008	Owned or Leased/ Expiration	Approximate Square Footage
		(Dollars in thousands)			
Main Office:					
30000 Aurora Road Solon, Ohio	2000	$ 59,197	$ 5,061	Owned	51,635
Branch Offices:					
2111 Richmond Road Beachwood, Ohio	1967	71,433	0	Lease 12/31/19	2,750
413 Northfield Road Bedford, Ohio	2002	43,665	155	Lease 10/31/12	3,084
11010 Clifton Boulevard Cleveland, Ohio	1974	23,654	0	Lease 10/21/11	1,550
13901 Ridge Road North Royalton, Ohio	1999	58,774	0	Lease 8/31/09	3,278
6990 Heisley Road Mentor, Ohio	1994	42,145	0	Lease 10/25/08	2,400
1244 SOM Center Road Mayfield Heights, Ohio	2004	44,055	89	Lease 6/30/14	2,200
497 East Aurora Road Macedonia, Ohio	1994	51,099	3	Lease 9/30/09	2,400
8500 Washington Street Chagrin Falls, Ohio	1995	44,592	5	Owned	2,700
408 Water Street Chardon, Ohio	1998	31,075	457	Owned	2,800
3613 Medina Road Medina, Ohio	2000	27,720	0	Lease 2/28/13	2,440
34400 Aurora Road Solon, Ohio	2000	25,558	21	Lease 4/30/10	3,000

Location	Year Opened/ Acquired	Total Deposits	Net Book Value at June 30, 2008	Owned or Leased/ Expiration	Approximate Square Footage
			(Dollars in thousands)		
16909 Chagrin Boulevard Shaker Heights, Ohio	2000	27,605	36	Lease 6/30/10	2,904
36311 Detroit Road Avon, Ohio	2002	39,487	123	Lease 10/02/12	3,375
17780 Pearl Road Strongsville, Ohio	2002	39,741	78	Lease 8/31/12	3,500
9305 Market Square Drive Streetsboro, Ohio	2003	12,995	984	Owned	3,700
215 West Garfield Road Aurora, Ohio	2005	16,591	30	Lease 8/31/10	4,700

At June 30, 2008, the net book value of the Company's premises, furniture, fixtures and equipment was $9.2 million. See Note 6 of Notes to Consolidated Financial Statements for further information.

The Company also owns real estate in Solon, Ohio. See "*Item 1. Business -- Subsidiary Activities*" for further information.

Item 3. Legal Proceedings

From time to time, the Company and/or the Bank is a party to various legal proceedings incident to its business. There are no material legal proceedings to which the Bank or PVF is a party or to which any of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended June 30, 2008.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities

The Company's common stock trades under the symbol "PVFC" on the Nasdaq Capital Market. The Company had 7,773,823 shares of common stock outstanding and approximately 161 holders of record of the common stock at September 11, 2008. OTS regulations applicable to all Federal Savings Banks such as Park View Federal limit the dividends that may be paid by the Bank to PVF. Any dividends paid may not reduce the Bank's capital below minimum regulatory requirements.

The Company's stock repurchase program was renewed for a 12-month period in July 2007 and authorizes the purchase of an additional 265,602 shares of the Company's common stock. At June 30, 2008, as adjusted to reflect all stock dividends, the Company had acquired a total of 472,725 shares, or 5.8%, of the Company's common stock. The stock repurchase program is dependent on market conditions with no guarantee as to the exact number of shares to be repurchased. The cash dividend policy remains dependent upon the Company's financial condition, earnings, capital needs, regulatory requirements and economic conditions. A quarterly cash dividend of $.074 per share was paid on the Company's outstanding common stock in fiscal 2008 and fiscal 2007.

The following table sets forth certain information as to the range of the high and low bid prices for the Company's common stock for the calendar quarters indicated.(1)

	Fiscal 2007		Fiscal 2008	
	High Sales	**Low Sales**	**High Sales**	**Low Sales**
Fourth Quarter	$13.82	$12.35	$10.81	$7.26
Third Quarter	12.73	9.97	12.08	7.00
Second Quarter	10.89	9.33	15.80	10.53
First Quarter	10.48	9.00	16.03	9.00

(1) Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

The Company did not repurchase any of its equity securities registered under the Securities Exchange Act of 1934, as amended, during the fourth quarter of the fiscal year ended June 30, 2008.

Item 6. Selected Financial Data

Selected Consolidated Financial and Other Data

Financial Condition Data:

	At June 30,				
(Dollars in Thousands)	2008	2007	2006	2005	2004
Total assets	$867,402	$900,816	$906,081	$823,899	$755,687
Loans receivable, net	714,492	713,329	736,065	660,494	610,681
Loans receivable held for sale, net	7,831	14,993	10,698	9,060	11,871
Mortgage-backed securities held to maturity	55,151	25,880	27,578	31,720	36,779
Cash and cash equivalents	17,804	28,458	19,738	11,090	17,470
Securities held to maturity	7,580	58,000	58,000	57,500	27,500
Securities available for sale	1,890	0	0	0	0
Deposits	659,386	658,053	656,864	591,226	526,493
Borrowings	114,950	146,260	156,773	146,413	147,526
Stockholders' equity	69,075	71,490	68,973	66,453	63,361

Operating Data:

	Year Ended June 30,				
(Dollars in thousands except for earnings per share)	2008	2007	2006	2005	2004
Interest income	$ 56,485	$ 62,020	$ 55,651	$ 43,963	$ 39,429
Interest expense	34,275	36,705	28,408	19,801	16,739
Net interest income before provision for loan losses	22,210	25,315	27,243	24,162	22,690
Provision for loan losses	6,058	1,103	826	111	597
Net interest income after provision for loan losses	16,152	24,212	26,417	24,051	22,093
Non-interest income	2,458	3,376	2,028	3,006	5,810
Non-interest expense	20,806	21,634	21,549	18,942	17,571
Income (loss) before federal income taxes	(2,196)	5,954	6,896	8,115	10,332
Federal income taxes	(1,095)	1,720	2,053	2,531	3,422
Net income (loss)	$ (1,101)	$ 4,234	$ 4,843	$ 5,584	$ 6,910
Basic earnings (loss) per share [1]	$ (0.14)	$ 0.55	$ 0.63	$ 0.72	$ 0.89
Diluted earnings (loss) per share [1]	$ (0.14)	$ 0.54	$ 0.62	$ 0.71	$ 0.87

(1) Adjusted for stock dividends.

Other Data:

	At or For the Year Ended June 30,				
	2008	2007	2006	2005	2004
Return on average assets	(0.13)%	0.47%	0.56%	0.70%	0.96%
Return on average equity	(1.55)%	6.00%	7.15%	8.62%	11.26%
Interest rate spread	2.48%	2.77%	3.15%	3.12%	3.16%
Net interest margin	2.70%	2.98%	3.34%	3.24%	3.35%
Average interest-earning assets to average interest-bearing liabilities	105.33%	104.84%	105.38%	104.81%	107.62%
Non-accruing loans and repossessed assets to total assets	3.06%	1.81%	1.80%	1.59%	1.42%
Stockholders' equity to total assets	7.96%	7.94%	7.61%	8.07%	8.38%
Ratio of average equity to average assets	8.09%	7.76%	7.78%	8.16%	8.49%
Dividend payout ratio (cash dividends declared divided by net income (loss))	(208.82)%	54.04%	47.13%	37.37%	33.71%
Bank Regulatory Capital Ratios:					
Ratio of tangible capital to adjusted total assets	9.69%	9.72%	8.33%	8.77%	7.97%
Ratio of Tier-1 core capital to adjusted total assets	9.69%	9.72%	8.33%	8.77%	7.97%
Ratio of Tier-1 risk-based capital to risk-weighted assets	12.09%	12.56%	9.72%	10.41%	9.54%
Ratio of total risk-based capital to risk-weighted assets	12.99%	13.08%	10.28%	10.97%	10.19%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company is the holding company for Park View Federal, its principal and wholly owned subsidiary and a federally chartered savings bank headquartered in Solon, Ohio. Park View Federal has 17 branch offices located in Cleveland and surrounding communities. The Bank's principal business consists of attracting deposits from the general public through its branch offices and investing these funds in loans secured by first mortgages on real estate located in its market area, which consists of Cuyahoga, Lake, Geauga, Portage, Summit, Medina and Lorain Counties in Ohio. The Bank has concentrated its activities on serving the borrowing needs of local homeowners and builders in its market area by originating both fixed-rate and adjustable-rate single-family mortgage loans, as well as construction loans, commercial real estate loans and multi-family residential real estate loans. In addition, the Bank originates loans secured by second mortgages, including equity line of credit loans and non real estate loans. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and cost of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the level of personal income and savings in the market area.

Forward-Looking Statements

When used in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Overview of Financial Condition at June 30, 2008, 2007 and 2006

PVF had total assets of $867.4 million, $900.8 million, and $906.1 million at June 30, 2008, 2007 and 2006, respectively. The primary source of the Bank's total assets has been its loan portfolio. Net loans receivable, loans receivable held for sale and mortgage-backed securities totaled $777.5 million, $754.2 million, and $774.3 million at June 30, 2008, 2007 and 2006, respectively.

The following table provides a breakdown of the composition of loans receivable, loans receivable held for sale and mortgage-backed securities for these periods.

(dollars in thousands)	2008	2007	2006
One-to four-family residential	$168,532	$163,298	$174,575
Home equity line of credit	87,876	85,093	94,450
Multi-family residential	52,421	48,101	45,716
Commercial	174,404	184,850	170,392
Commercial equity line of credit	36,913	33,208	34,064
Land	73,545	74,414	77,242
Construction – residential	55,442	63,316	84,146
Construction – multi-family	5,803	6,397	7,956
Construction – commercial	38,303	31,610	33,756
Total real estate mortgages	693,239	690,286	722,297
Non-real estate mortgages	33,593	30,455	21,824
Total loans receivable	726,832	720,741	744,121
Net deferred loan origination fees	(2,686)	(2,832)	(3,382)
Allowance for loan losses	(9,654)	(4,581)	(4,675)
Total loans receivable, net	$714,492	$713,329	$736,065
Loans receivable held for sale, net	$ 7,831	$ 14,993	$ 10,698
Mortgage-backed securities held to maturity	$ 55,151	$ 25,880	$ 27,578

The increase in mortgage-backed securities in 2008 resulted from the purchase of $32.6 million in mortgage-backed securities, less payments received of $3.3 million. The $1.9 million in securities available for sale in 2008 resulted from the Bank's purchase of $2.1 million in FHLMC and FNMA preferred stock less a market valuation allowance of $0.2 million. Securities held to maturity totaled $7.6 million, $58.0 million and $58.0 million, and cash and cash equivalents totaled $17.8 million, $28.5 million and $19.7 million at June 30, 2008, 2007 and 2006, respectively.

The securities portfolio has been and will continue to be used primarily to meet the liquidity requirements of the Bank in its deposit taking and lending activities. These securities are pledged as collateral to secure the Bank's repurchase agreement.

The Bank's policy permits investment only in U.S. government and U.S. government-sponsored enterprises securities or Triple-A-rated securities. The Bank invests primarily in securities having a final maturity of five years or less, federal funds sold and deposits at the Federal Home Loan Bank ("FHLB") of Cincinnati. The entire portfolio matures within five years or less, and the Bank has no plans to change the short-term nature of its securities portfolio. The Bank's deposit liabilities totaled $659.4 million, $658.1 million and $656.9 million at June 30, 2008, 2007 and 2006, respectively. Management's decision to utilize brokered deposits and to continue to pay attractive money market savings rates and promote the growth of core accounts resulted in an increase in savings deposits of $1.3 million for the year ended June 30, 2008. Following is a breakdown of deposits by category for these periods.

(dollars in thousands)	2008	2007	2006
Now accounts	$ 42,402	$ 40,780	$ 39,565
Passbook savings	27,508	30,045	35,194
Money market accounts	74,939	70,518	60,900
Non-interest-bearing	17,459	21,845	17,069
Certificates of deposit	497,078	494,865	504,316
Total deposits	$659,386	$658,053	$656,864

FHLB advances and other borrowings amounted to $115.0 million, $146.3 million and $156.8 million at June 30, 2008, 2007 and 2006, respectively. The Bank borrowed a total of $35.0 million in FHLB putable fixed-rate advances with a put option held by the FHLB after a specified lockout period. These new borrowing were used for the repayment of short-term advances. In 2007, the Company formed a trust that issued $10 million of trust preferred securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the issuance of these securities. In March 2006, the Bank entered into a $50 million repurchase agreement with another institution. The proceeds were used to repay FHLB advances.

Capital

PVF's stockholders' equity totaled $69.1 million, $71.5 million and $69.0 million at the years ended June 30, 2008, 2007 and 2006, respectively. The changes were the result of the retention of net earnings, net loss, less cash dividends paid.

The Bank's primary regulator, the Office of Thrift Supervision ("OTS") has implemented a statutory framework for capital requirements which establishes five categories of capital strength ranging from "well capitalized" to "critically undercapitalized." An institution's category depends upon its capital level in relation to relevant capital measures, including two risk-based capital measures, a tangible capital measure and a core/leverage capital measure. At June 30, 2008, the Bank was in compliance with all of the current applicable regulatory capital measurements to meet the definition of a well-capitalized institution, as demonstrated in the following table:

(dollars in thousands)	Park View Federal Capital	Percent of Assets(1)	Requirement for Well-Capitalized Institution
Tangible capital	$83,972	9.69%	N/A
Tier-1 core capital	$83,972	9.69	5.00%
Tier-1 risk-based capital	$83,972	12.09	6.00
Total risk-based capital	$90,286	12.99	10.00

(1) Tangible and core capital levels are shown as a percentage of total adjusted assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

Liquidity and Capital Resources

The Company's liquidity measures its ability to fund loans and meet withdrawals of deposits and other cash outflows in a cost-effective manner. The Company's primary sources of funds for operations are deposits from its primary market area, principal and interest payments on loans and mortgage-backed securities, sales of loans, proceeds from maturing securities, and advances from the FHLB of Cincinnati. While loan and mortgage-backed securities payments and maturing securities are relatively stable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by prevailing interest rates, economic conditions and competition. FHLB advances may be used on a short-term basis to compensate for deposit outflows or on a long-term basis to support expanded lending and investment activities.

The Bank uses its capital resources principally to meet its ongoing commitment to fund existing and continuing loan commitments, fund maturing certificates of deposit and deposit withdrawals, repay borrowings, maintain its liquidity and meet operating expenses. At June 30, 2008, the Bank had commitments to originate loans totaling $23.2 million, of which $16.8 million is intended to be sold, commitments to fund equity lines of credit totaling $91.8 million, and $46.4 million of undisbursed loans in process. Scheduled maturities of certificates of deposit during the 12 months following June 30, 2008 total $443.8 million. Management believes that a significant portion of the amounts maturing during fiscal 2008 will be reinvested with the Bank because they are retail deposits, however, no assurances can be made that this will occur.

Park View Federal maintains liquid assets sufficient to meet operational needs. The Bank's most liquid assets are cash and cash equivalents, which are short-term, highly-liquid investments that are readily convertible to known amounts of cash. The levels of such assets are dependent upon the Bank's operating, financing and investment activities at any given time. Management believes that the liquidity levels maintained are more than adequate to meet potential deposit outflows, repay maturing FHLB advances, fund new loan demand and cover normal operations.

Commitments, Contingencies and Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk including commitments to originate new loans, commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

Off-balance sheet financial instruments are summarized as follows:

	June 30,	
(dollars in thousands)	**2008**	**2007**
Commitments to originate:		
Mortgage loans intended for sale	$16,755	$29,312
Mortgage loans held for investment	6,412	12,627
Unfunded home equity and commercial real estate lines of credit	91,781	99,257
Undisbursed portion of loan proceeds	46,367	60,795
Commitments to sell loans held for sale	10,218	20,105
Standby letters of credit	2,486	4,051

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 60 days. Most home equity line of credit commitments are for a term of five years and commercial real estate lines of credit are generally renewable every two years. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans intended for sale are agreements to sell loans to a third party at an agreed-upon price. The fair value of commitments to originate mortgage loans intended for sale at June 30, 2008 was $8,000, and commitments to sell loans intended for sale was $75,000. The Company's net mortgage banking derivatives was $83,000 at June 30, 2008.

The following table presents as of June 30, 2008, PVF Capital Corp.'s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note Reference	Within 1 Year	1-3 Years	3-5 Years	Great Than 5 Years	Total
			$	$		
Deposits without a stated maturity	–	$162,308	–	–	$ –	$162,308
Certificates of deposit	7	443,844	39,183	14,051	–	497,078
Long-term advances from the FHLB of Cincinnati	8	–	–	–	35,000	35,000
Repurchase agreement	9	–	50,000	–	–	50,000
Subordinated debt	9	–	–	–	20,000	20,000
Operating leases	11	893	1,136	556	80	2,665

Results of Operations

General

PVF Capital Corp.'s net loss for the year ended June 30, 2008 was $1.1 million, or $0.14 basic loss per share and $0.14 diluted loss per share as compared to $4.2 million, or $0.55 basic earnings per share and $0.54 diluted earnings per share for fiscal 2007 and $4.8 million, and $0.63 basic earnings per share and $0.62 diluted earnings per share for fiscal 2006.

The Company's results for the current year decreased by $5.3 million from the prior fiscal year and $5.9 million from fiscal 2006. The Company's results for 2008 are attributable to a decline in net interest income, an increase in the provision for loan losses, and a slight decrease in non-interest income, partially offset by a decrease in non-interest expense. The decrease to net interest income was primarily attributable to an increase in non-performing loans along with balance sheet decreases in both interest-earning assets and interest-bearing liabilities. The provision for loan loses increased as a result of the increase in non-performing loans and estimated losses associated with specifically identified loans. Non-interest income decreased as a result of losses on the sale of real estate owned and a decrease in the cash surrender value of Bank-Owned Life Insurance ("BOLI"), partially offset by an increase in income from mortgage-banking activities and increases in service charges and other fees, The decrease in non-interest expense is attributable to decreases in compensation and benefits, office occupancy and equipment and advertising expense.

Net Interest Income

Net interest income amounted to $22.2 million for the year ended June 30, 2008 as compared to $25.3 million and $27.2 million for the years ended June 30, 2007 and 2006, respectively. Changes in the level of net interest income reflect changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. Tables 1 and 2 provide information as to changes in the Company's net interest income.

Table 1 sets forth certain information relating to the Company's average interest-earning assets (loans and securities) and interest-bearing liabilities (deposits and borrowings) and reflects the average yield on assets and average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing interest income or interest expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans are included in the loan category.

Table 1 also presents information for the periods indicated with respect to the difference between the weighted-average yield earned on interest-earning assets and weighted-average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin" or "net yield on interest-earning assets," which is its net interest income divided by the average balance of net interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities.

Table 1 Average Balances, Interest, and Average Yields and Costs

	For the Year Ended June 30,								
	2008			2007			2006		
(dollars in thousands)	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest-earning assets:									
Loans	$726,034	$51,655	7.11%	$741,723	$ 56,760	7.65%	$709,789	$ 50,986	7.18%
Mortgage-backed securities	33,825	1,686	4.98	26,879	1,321	4.91	29,013	1,386	4.78
Securities and other interest-earning assets	63,807	3,144	4.93	80,876	3,939	4.87	77,989	3,279	4.20
Total interest-earning assets	823,666	56,485	6.86	849,478	62,020	7.30	816,791	56,651	6.81
Non-interest-earning assets	56,649			59,012			53,338		
Total assets	880,315			$908,490			$870,129		
Interest-bearing liabilities:									
Deposits	$657,189	$27,829	4.23	$661,410	$ 28,600	4.32%	$609,685	$ 20,777	3.41%
Borrowings	124,827	6,446	5.16	148,822	8,105	5.45	165,441	7,631	4.61
Total interest-bearing liabilities	782,016	34,275	4.38	810,232	36,705	4.53	775,126	28,408	3.66
Non-interest-bearing liabilities	27,095			27,724			27,296		
Total liabilities	809,111			837,956			802,422		
Stockholders' equity	71,204			70,534			67,707		
Total liabilities and stockholders' equity	$880,315			$908,490			$870,129		
Net interest income		$22,210			$ 25,315			$ 27,243	
Interest rate spread			2.48%			2.77%			3.15%
Net yield on interest-earning assets			2.70%			2.98%			3.34%
Ratio of average interest-earning assets to average interest-bearing liabilities		105.33%			104.84%		105.38%		

Table 2 illustrates the extent to which changes in interest rates and shifts in the volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the years indicated. The table shows the changes by major component, distinguishing between changes relating to volume (changes in average volume multiplied by average old rate) and changes relating to rate (changes in average rate multiplied by average old volume). Changes not solely attributable to volume or rate have been allocated in proportion to the changes due to volume and rate.

Table 2

	Year Ended June 30,					
	2008 vs. 2007 Increase (Decrease) Due to			2007 vs. 2006 Increase (Decrease) Due to		
(dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans	$(1,181)	$(3,924)	$(5,105)	$2,355	$3,419	$ 5,774
Mortgage-backed securities	346	19	365	(106)	41	(65)
Securities and other interest-earning assets	(840)	45	(795)	126	534	660
Total interest-earning assets	(1,675)	(3,860)	(5,535)	2,375	3,994	6,369
Interest expense:						
Deposits	(182)	(589)	(771)	1,875	5,948	7,823
Borrowings	(1,173)	(486)	(1,659)	(538)	1,012	474
Total interest-bearing liabilities	(1,355)	(1,075)	(2,430)	1,337	6,960	8,297
Net interest income	$ (320)	$(2,785)	$(3,105)	$1,038	$(2,966)	$(1,928)

As is evidenced by these tables, interest rate changes had a negative effect on the Bank's net interest income for the year ended June 30, 2008. Due to the repricing characteristics of the Bank's loan portfolio and short-term nature of its deposit portfolio, along with changing interest rates during the years ended June 30, 2008 and 2007, the Bank's interest rate spread was 2.48 percent for fiscal year 2008, 2.77 percent for fiscal year 2007, and 3.15 percent for fiscal 2006. The decline in the Bank's interest rate spread in fiscal year 2008 is attributable to margin compression and an increase in non-performing loans. Non-performing loans increased from $13.7 million at June 30, 2007 to $22.5 million at June 30, 2008, while interest reserved on those loans increased by $1.1 million from the prior year.

Net interest income was unfavorably affected by volume changes during the year ended June 30, 2008 and favorably affected by volume changes during the years ended June 30, 2007. Accordingly, net interest income declined by $0.3 million and grew by $1.0 million due to volume changes for the years ended June 30, 2008 and 2007, respectively.

The rate/volume analysis illustrates the effect that volatile interest rate environments can have on a financial institution.

Provision for Loan Losses

The Bank carefully monitors its loan portfolio and establishes levels of general and specific reserves for loan losses. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable incurred loan losses inherent in the loan portfolio as of each balance sheet date, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards and past due loans in the Bank's loan portfolio.

The Bank uses a systematic approach in determining the adequacy of its loan loss allowance and the necessary provision for loan losses, whereby the loan portfolio is reviewed generally and delinquent loan accounts are analyzed individually on a monthly basis. Consideration is given primarily to the types of loans in the portfolio and the overall risk inherent in the portfolio as well as, with respect to individual loans, account status, payment history, ability to repay and probability of repayment, and loan-to-value percentages. After reviewing current economic conditions, changes in delinquency status and actual loan losses incurred by the Bank, management establishes an appropriate reserve percentage applicable to each category of loans, and a provision for loan losses is recorded when necessary to bring the allowance to a level consistent with this analysis. Management believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions.

The Bank's policies require the review of assets on a regular basis, and the Bank appropriately classifies loans as well as other assets if warranted. The Bank establishes specific provisions for loan losses when a loss of principal is probable. A loan that is classified as either substandard or doubtful is assigned an allowance based upon the specific circumstances on a loan-by-loan basis after consideration of the underlying collateral and other pertinent economic and market conditions. In addition, the Bank maintains general allowances based upon the establishment of a risk category for each type of loan in the Bank's portfolio.

For the year ended June 30, 2008, a provision for loan losses of $6,058,400 was recorded, while a provision for loan losses of $1,102,500 was recorded in the prior year comparable period. The provision for loan losses for the year ended June 30, 2008 reflects management's judgments about the additional inherent risk in many of our portfolios as a result of negative trends in delinquent and non-performing loans, the continued deterioration of national and local residential markets, and negative local population and economic indicators. The current period provision for loan losses also reflects an increase in specific loss reserves established for loans individually identified as impaired.

In the third quarter of fiscal 2007, management changed the analysis of the Allowance for Loan Losses.

The purpose of the changes in methodology was to instill a disciplined, rigorous process for evaluating and accruing for specific loan loss situations while eliminating a pool-based approach to evaluating losses for classified loans. Under the revised approach, management is evaluating individual non-performing loans for probable losses based on a systematic approach involving estimating the realizable value of the underlying collateral. Additionally, for pools of performing loans segregated by collateral type, management is applying a prudent loss factor based on historical loss experience adjusted for subjective evaluation of the current environment.

The following table provides statistical measures of non-performing assets:

	June 30,	
(dollars in thousands)	**2008**	**2007**
Loans on non-accruing status [1]		
Real estate mortgages:		
One-to four-family residential	$ 6,453	$ 5,265
Commercial	3,001	3,122
Multi-family residential	152	–
Construction and land	12,350	4,663
Non real estate	533	603
Total loans on nonaccrual status	$22,489	$13,653
Ratio of nonperforming loans total loans	3.09%	1.89%
Other nonperforming assets [2]	$ 4,065	$ 2,622
Total nonperforming assets [3]	$26,554	$16,275
Total nonperforming assets to total assets	3.06%	1.81%

(1) Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely, or loans that meet the nonaccrual criteria established by regulatory authorities. Nonaccrual loans include all loans classified as doubtful or loss, and loans greater than 90 days past due for which interest accrual has been discontinued. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on an assessment of the collectibility of the principal balance of the loan.

(2) Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession.

(3) Excludes loans past due more than 90 days, still on accrual status.

The levels of non-accruing loans at June 30, 2007 and June 30, 2008 are attributable to poor current local and economic conditions. Increasing interest rates have also negatively impacted our borrowers' ability to make scheduled loan payments. Due to an increase in foreclosure activity in the area, the foreclosure process in Cuyahoga County, our primary market, has become elongated. As such, loans have remained past due for considerable periods prior to being collected, transferred to real estate owned, or charged off.

Of the $22.5 million and $13.7 million of non-accruing loans at June 30, 2008 and June 30, 2007, $16.0 million and $8.4 million, respectively were individually identified as impaired. All of these loans are collateralized by various forms of non-residential real estate or residential construction. These loans were reviewed for the likelihood of full collection based primarily on the value of the underlying collateral, and, to the extent we believed collection of loan principal was in doubt, we established specific loss reserves. Additionally, we determined $5.1 of land development loans not included in non-accruing loans were also impaired as of June 30, 2008. Our evaluation of the underlying collateral included a consideration of the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. This consideration involves obtaining an updated valuation of the underlying real estate collateral and estimating carrying and disposition costs to arrive at an estimate of the net realizable value of the collateral. Through our evaluation of the underlying collateral, we determined that despite difficult conditions, these loans are generally well secured. Through this process, we established specific loss reserves related to these loans outstanding at June 30, 2008 and June 30, 2007 of $1.9 million and $0.7 million, respectively.

Additionally, at June 30, 2008, we considered $8,262,249 of land and construction loans not included in the non-accrual loans to be impaired. We established specific loss reserves of $0.9 million for these loans.

The remaining balance of non-performing loans represents homogeneous one-to-four family loans. These loans are also subject to the rigorous process for evaluating and accruing for specific loan loss situations described above. Through this process, we established specific loan loss reserves of $0.6 million and $0.2 million for these loans as of June 30, 2008 and June 30, 2007.

During 2008, the Bank experienced an increase in the loan portfolio of $1.2 million, or 0.2 percent, while substantially maintaining the composition of the loan portfolio. The level of classified assets increased from $21.7 million in 2007 to $43.5 million in 2008. The level of non-accruing loans increased from $13.7 million in 2007 to $22.5 million in 2008. Net charge-offs remained approximately the same at $1.1 million in 2007 and 2008. Therefore, taking into consideration local economic conditions, the level of classified assets, as well as net charge-offs and the overall performance of the loan portfolio, the Bank provided $6.2 million of additional provision to bring the allowance to a level deemed appropriate of $9.7 million.

During 2007, the Bank experienced a decrease in the loan portfolio of $22.7 million, or 3.1 percent, while substantially maintaining the composition of the loan portfolio. The level of classified assets increased from $15.2 million in 2006 to $21.7 million in 2007. The level of non-accruing loans decreased from $15.5 million in 2006 to $13.7 million in 2007. Net charge-offs increased from $0.5 million in 2006 to $1.2 million in 2007. Therefore, taking into consideration the level of classified assets, as well as net charge-offs and the overall performance of the loan portfolio, the Bank provided $1,102,500 of additional provision to bring the allowance to a level deemed appropriate of $4.6 million.

Non-interest Income

Non-interest income amounted to $2.5 million, $3.4 million and $2.0 million for the years ended June 30, 2008, 2007 and 2006, respectively. The fluctuations in non-interest income are due primarily to fluctuations in income derived from mortgage banking activities, fee income on deposit accounts, gains and losses on the sale of real estate owned and the increase in the cash surrender value of BOLI. Income attributable to mortgage banking activities consists of net loan servicing income, gains and losses on the sale of loans, and market valuation provisions and recoveries. Income from mortgage banking activities amounted to $1.5 million, $1.3 million and $0.8 million for the years ended June 30, 2008, 2007 and 2006, respectively. The increase in income from mortgage banking activities is primarily due to gains recorded on loans sold in 2008. Other components of non-interest income amounted to $1.0 million, $2.1 million and $1.2 million for the years ended June 30, 2008, 2007 and 2006, respectively. The decrease in other non-interest income of $0.9 million from the year ended June 30, 2007 to June 30, 2008 is attributable primarily to losses recognized on the sale or direct write-down of real estate owned in 2008.

As required by SFAS 115, when a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. The Company's holding of this preferred stock has declined substantially in value since the June 30, 2008 balance sheet date. Management evaluated this decline in value and decided its initial determination that the Company's holdings were only temporarily impaired should be reassessed. Ultimately, the Company's holdings of these shares were deemed to be other-than-temporarily impaired as of June 30, 2008 and a charge to earnings of $195,000 was recorded as of that date.

Non-interest Expense

Non-interest expense amounted to $20.8 million, $21.6 million and $21.5 million for the years ended June 30, 2008, 2007 and 2006, respectively. The principal component of non-interest expense is compensation and related benefits which amounted to $10.5 million, $12.1 million and $12.1 million for the years ended June 30, 2008, 2007 and 2006, respectively. The decrease in compensation for the year ended June 30, 2008 is due primarily to decreased staffing. Office occupancy totaled $3.1 million, $3.4 million and $3.8 million for the years ended June 30, 2008, 2007 and 2006, respectively. Other components of non-interest expense totaled $7.2 million, $6.1 million and $5.7 million for the years ended June 30, 2008, 2007 and 2006, respectively. Changes in other non-interest expense are primarily the result of real estate owned expense and merger related expenses.

Federal Income Taxes

The Company's federal income tax expense (benefit) was ($1.1) million, $1.7 million and $2.1 million for the years ended June 30, 2008, 2007 and 2006, respectively. Due to the availability of tax credits for the years ended June 30, 2008, 2007 and 2006, the tax-advantaged treatment of BOLI and other miscellaneous deductions, the Company's effective federal income tax rate was below the expected tax rate of 35 percent with an effective rate of negative 50 percent for the year ended June 30, 2008, an effective rate of 29 percent for the year ended June 30, 2007, and 30 percent for the year ended June 30, 2006.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. For further information regarding the effect of interest rate fluctuations on the Company, see *"Market Risk Management."*

Critical Accounting Policies and Estimates

The accounting and reporting policies of PVF Capital Corp. are in accordance with U.S. generally accepted accounting principles and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by PVF Capital Corp. are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses and mortgage servicing rights are deemed critical since they involve the use of estimates and require significant management judgments. The allowance for loan losses is established using percentages applied to each loan category based upon the Company's historical losses and trends established for non-accruing and delinquent loans, residential foreclosures, and changes to the local population and economy. PVF Capital Corp. provides further detail on the methodology and reporting of the allowance for loan losses in Note 4 and mortgage servicing rights in Note 5. Mortgage servicing rights are valued by an independent service provider.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. The Bank's market risk is composed of interest rate risk.

Asset/Liability Management: The Bank's asset and liability committee ("ALCO"), which includes senior management representatives and two outside directors, monitors and considers methods of managing the rate sensitivity and repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in net portfolio value ("NPV") and net interest income. Park View Federal's asset and liability management program is designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the ALCO and the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten the effective maturity and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans and adjustable-rate mortgage loans for the acquisition, development and construction of residential and commercial real estate, all of which are retained by the Bank for its portfolio. In addition, all long-term, fixed-rate mortgages are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA") which are then sold directly for cash in the secondary market.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of an immediate and sustained 1 and 2% increase or decrease in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the NPV ratio (ratio of market value of portfolio equity to the market value of portfolio assets) of 0.5 and 1.0% in the event of an immediate and sustained 1 and 2% increase or decrease in market interest rates.

The following table presents the Bank's projected change in NPV for the various rate shock levels at June 30, 2007 and 2008. All market risk sensitive instruments presented in this table are held to maturity or held for sale. The Bank has no trading securities.

(Dollars in thousands)	June 30, 2008			June 30, 2007		
Change in Interest Rates	Market Value of Portfolio Equity	Dollar Change	NPV Ratio	Market Value of Portfolio Equity	Dollar Change	NPV Ratio
+2%	$ 93,478	$(3,800)	10.68%	$ 99,263	$(7,290)	10.99%
+1%	96,001	(1,277)	10.88	103,233	(3,320)	11.33
0	97,278		10.94	106,553		11.59
-1%	97,328	50	10.88	108,404	1,851	11.71
-2%	–	–	–	107,908	1,355	11.60

The table illustrates that for June 30, 2008, in the event of an immediate and sustained increase in prevailing market interest rates, the Bank's NPV ratio would be expected to decrease, while in the event of an immediate and sustained decrease in market interest rates, the Bank's NPV ratio would be expected to increase or stay flat. The Bank carefully monitors the maturity and repricing of its interest-earning assets and interest-bearing liabilities to minimize the effect of changing interest rates on its NPV. At June 30, 2008, the Bank's estimated changes in the NPV ratio were within the targets established by the Board of Directors in the event of an immediate and sustained increase and decrease in prevailing market interest rates. The Bank's interest rate risk position is the result of the repricing characteristics of assets and liabilities. The balance sheet is primarily comprised of interest-earning assets having a maturity and repricing period of one month to five years. These assets were funded primarily utilizing interest-bearing liabilities having a final maturity of two years or less and a repurchase agreement. Management carefully monitors its interest rate risk position and will make the necessary adjustments to its asset and liability mix to bring the Bank's NPV ratio to within target levels established by the Board of Directors.

NPV is calculated by the OTS using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarters ended June 30, 2008 and 2007, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Certain assets such as adjustable-rate loans, which represent the Bank's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table summarizes the Company's interest rate sensitivity gap analysis at June 30, 2008. The table indicates that the Company's one year and under ratio of cumulative gap to total assets is negative 6.1%, one-to-three year ratio of cumulative gap to total assets is negative 13.1%, and three-to-five year ratio of cumulative gap to total assets is negative 4.6%.

(dollars in thousands)	Within 1 Year	1-3 Years	3-5 Years	>5 Years	Total
Total interest rate-sensitive assets	$363,844	$159,385	$129,731	$167,342	$820,302
Total interest rate-sensitive liabilities	416,656	220,586	55,595	64,040	756,877
Periodic GAP	(52,812)	(61,201)	74,136	103,302	63,425
Cumulative GAP	(52,812)	(114,013)	(39,876)	63,425	
Ratio of cumulative GAP to total assets	(6.1)%	(13.1)%	(4.6)%	7.3%	

Item 8. **Financial Statements and Supplementary Data**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS


Crowe Horwath

The Board of Directors and Shareholders
PVF Capital Corp.
Solon, Ohio

We have audited the accompanying consolidated statements of financial condition of PVF Capital Corp. ("Company") as of June 30, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PVF Capital Corp.'s internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 15, 2008 expressed an unqualified opinion thereon.

Crowe Horwath LLP

Cleveland, Ohio
September 15, 2008

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Years ended June 30, 2008 and 2007

ASSETS	2008	2007
Cash and amounts due from depository institutions	$ 7,455,720	$ 20,293,042
Interest bearing deposits	700,674	622,537
Federal funds sold	9,648,000	7,542,000
Cash and cash equivalents	17,804,394	28,457,579
Securities available for sale	1,890,000	--
Securities held to maturity (fair values of $7,603,907 and $58,068,865, respectively)	7,580,000	58,000,000
Mortgage-backed securities held to maturity (fair values of $53,259,867 and $24,302,048, respectively)	55,151,069	25,879,520
Loans receivable held for sale, net	7,830,994	14,993,380
Loans receivable, net of allowance of $9,653,972 and $4,580,549	714,492,406	713,328,818
Office properties and equipment, net	9,232,711	10,588,375
Real estate owned	4,064,708	2,621,555
Federal Home Loan Bank stock	12,640,600	12,311,600
Bank-owned life insurance	23,009,038	22,210,217
Prepaid expenses and other assets	13,706,218	12,425,315
Total assets	$ 867,402,138	$ 900,816,359

LIABILITIES AND STOCKHOLDERS' EQUITY	2008	2007
Deposits	$ 659,385,765	$ 658,052,649
Short-term advances from the FHLB	9,000,000	65,000,000
Line of credit	950,000	1,260,000
Long-term advances from the FHLB	35,000,000	10,000,000
Repurchase agreement	50,000,000	50,000,000
Subordinated debentures	20,000,000	20,000,000
Advances from borrowers for taxes and insurance	8,973,604	8,546,669
Accrued expenses and other liabilities	15,017,435	16,467,200
Total liabilities	798,326,804	829,326,518
Commitments and contingencies		
Stockholders' equity		
Serial preferred stock, $.01 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 15,000,000 shares authorized; 8,246,548 and 8,204,536 shares issued, respectively	82,465	82,045
Additional paid-in capital	69,155,729	68,743,626
Retained earnings	3,674,287	6,501,317
Treasury stock at cost, 472,725 shares, respectively	(3,837,147)	(3,837,147)
Total stockholders' equity	69,075,334	71,489,841
Total liabilities and stockholders' equity	$ 867,402,138	$ 900,816,359

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Interest and dividends income			
Loans	$ 51,654,829	$ 56,759,624	$ 50,985,531
Mortgage-backed securities	1,686,115	1,321,132	1,385,572
Federal Home Loan Bank stock dividends	747,998	749,727	638,807
Securities	1,736,182	2,612,547	2,273,566
Fed funds sold and interest-bearing deposits	660,275	576,882	367,080
Total interest and dividend income	56,485,399	62,019,912	55,650,556
Interest expense			
Deposits	27,829,011	28,599,492	20,776,397
Short-term borrowings	1,552,673	3,165,122	2,816,260
Long-term borrowings	3,430,015	3,390,503	4,121,641
Subordinated debt	1,463,602	1,549,920	693,292
Total interest expense	34,275,301	36,705,037	28,407,590
Net interest income	22,210,098	25,314,875	27,242,966
Provision for loan losses	6,058,400	1,102,500	826,300
Net interest income after provision for loan losses	16,151,698	24,212,375	26,416,666
Noninterest income			
Service charges and other fees	823,251	815,395	609,040
Mortgage banking activities, net	1,461,249	1,270,998	834,471
Gain (loss) on disposal and write downs of real estate owned	(762,961)	259,537	(35,330)
Other than temporary impairment of securities	(195,140)	—	—
Increase in cash surrender value of bank-owned life insurance	798,821	870,832	597,447
Other, net	333,131	159,340	22,606
Total noninterest income	2,458,351	3,376,102	2,028,234
Noninterest expense			
Compensation, benefits and directors fees	10,530,464	12,149,480	12,060,345
Office, occupancy, and equipment	3,120,566	3,387,369	3,815,592
Insurance	587,639	278,324	295,724
Professional and legal	808,000	569,000	492,061
Advertising	384,071	688,878	572,477
Outside services	1,408,177	1,445,038	1,430,915
Franchise tax	1,069,911	982,737	881,691
Real estate owned expense	996,113	306,783	187,824
Other	1,900,630	1,826,272	1,812,771
Total noninterest expense	20,805,571	21,633,881	21,549,400
Income (loss) before federal income taxes	(2,195,522)	5,954,596	6,895,500
Federal income taxes			
Current	598,656	2,219,821	2,323,692
Deferred	(1,693,521)	(499,549)	(271,193)
	(1,094,865)	1,720,272	2,052,499
Net income (loss)	$ (1,100,657)	$ 4,234,324	$ 4,843,001
Basic earnings (loss) per share	$ (0.14)	$ 0.55	$ 0.63
Diluted earnings (loss) per share	$ (0.14)	$ 0.54	$ 0.62

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended June 30, 2008, 2007 and 2006

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
Balance at July 1, 2005	$ 81,758	$ 68,288,834	$ 1,663,992	$ (3,581,405)	$ 66,453,179
Net income	—	—	4,843,001	—	4,843,001
Stock options exercised, 26,038 shares	260	144,477	—	—	144,737
Stock purchased and retired, 12,950 shares	(129)	(140,975)	—	—	(141,104)
Cash paid in lieu of fractional shares	—	—	(3,022)	—	(3,022)
Cash dividend, $0.296 per share	—	—	(2,282,670)	—	(2,282,670)
Purchase of 21,637 shares of treasury stock	—	—	—	(255,742)	(255,742)
Paid in capital related to stock based compensation	—	214,761	—	—	214,761
Balance at June 30, 2006	$ 81,889	$ 68,507,097	$ 4,221,301	$ (3,837,147)	$ 68,973,140
Cumulative adjustment related to SAB 108 adoption	—	—	334,074	—	334,074
Net income	—	—	4,234,324	—	4,234,324
Stock options exercised, including income tax benefits, 43,099 shares	431	311,105	—	—	311,536
Stock purchased and retired, 27,430 shares	(275)	(293,266)	—	—	(293,541)
Cash dividend, $0.296 per share	—	—	(2,288,382)	—	(2,288,382)
Paid in capital related to stock based compensation	—	218,690	—	—	218,690
Balance at June 30, 2007	$ 82,045	$ 68,743,626	$ 6,501,317	$ (3,837,147)	$ 71,489,841
Net income (loss)	—	—	(1,100,657)	—	(1,100,657)
Stock options exercised, including income tax benefits, 48,424 share	484	395,697		—	396,181
Stock purchased and retired, 6,412 shares	(64)	(96,362)	—	—	(96,426)
Cash dividend, $0.222 per share	—	—	(1,726,373)	—	(1,726,373)
Paid in capital related to stock based compensation	—	112,768	—	—	112,768
Balance at June 30, 2008	$ 82,465	$ 69,155,729	$ 3,674,287	$ (3,837,147)	$ 69,075,334

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Operating activities:			
Net income (loss)	$ (1,100,657)	$ 4,234,324	$ 4,843,001
Adjustments required to reconcile net income (loss) to net cash from operating activities			
Net amortization of premium (accretion of Discount) on mortgage-backed securities	20,394	27,414	46,883
Depreciation	1,480,069	1,733,005	1,816,028
Provision for loan losses	6,058,400	1,102,500	826,300
Other than temporary impairment of securities	195,140	—	—
Change in deferred loan origination fees, net	(146,585)	(43,662)	(450,748)
(Gain)/loss on disposal of real estate owned	762,961	(259,537)	35,330
Market adjustments for loans held for sale	(9,239)	(105,600)	156,000
Change in fair value of mortgage banking derivatives	(205,226)	(131,300)	239,000
Stock compensation	112,768	218,690	214,761
FHLB stock dividends	(329,000)	(356,600)	(638,600)
Deferred income tax provision	(1,693,521)	(499,549)	(271,193)
Proceeds from loans held for sale	137,120,839	92,325,628	104,648,344
Originations of loans held for sale	(130,667,228)	(97,071,408)	(107,212,344)
Gain on the sale of loans, net	(779,821)	(376,533)	(633,782)
Increase in cash surrender value of bank-owned life insurance	(798,821)	(870,832)	(597,447)
Net change in other assets and other liabilities	1,237,914	2,920,034	348,671
Net cash from operating activities	11,258,387	2,846,574	2,672,854
Investing activities:			
Loans originated	(112,293,235)	(159,977,902)	(243,702,577)
Principal repayments on loans	99,373,837	178,384,902	166,437,367
Principal repayments on mortgage-backed securities held to maturity	3,264,230	3,248,086	5,201,834
Purchase of mortgage-backed securities held to maturity	(32,556,173)	(1,577,097)	(1,106,607)
Purchase of securities held to maturity	(48,580,000)	—	(500,000)
Maturities and calls of securities held to maturity	99,000,000	—	—
Purchase of securities available for sale	(2,085,140)	—	—
Additions to office properties and Equipment	(124,405)	(288,688)	(435,489)
Acquisition of bank-owned life insurance	—	(5,000,000)	—
Proceeds from disposals of real estate owned	3,637,881	2,231,674	1,785,449
Investments in nonconsolidated affiliates	—	—	(131,750)
Net cash from investing activities	9,636,995	17,020,975	(72,451,773)

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Financing Activities:			
Proceeds from long-term FHLB advances	35,000,000	—	—
Payments on long-term FHLB advances	(10,000,000)	(10,000,000)	(100,012,018)
Net change in short-term FHLB advances	(56,000,000)	(10,000,000)	60,000,000
Proceeds from repurchase agreement	—	—	50,000,000
Net change in line of credit	(310,000)	(512,871)	1,772,871
Repayment of note payable	—	—	(1,400,780)
Net change in NOW and passbook savings	(880,007)	10,459,030	31,083,809
Proceeds from issuance of certificates of deposit	152,309,566	87,367,516	130,717,293
Payments on maturing certificates of deposit	(150,096,443)	(96,638,098)	(96,163,379)
Proceeds from issuance of subordinated Debentures	—	10,000,000	—
Net increase (decrease) in advances from borrowers	426,935	444,571	4,917,117
Payment of cash dividend	(2,298,373)	(2,286,382)	(2,235,692)
Purchase of treasury stock	—	—	(255,742)
Proceeds from exercise of stock options	336,170	308,272	144,737
Income tax benefit from exercise of stock options	60,011	3,264	—
Stock repurchased and retired	(96,426)	(293,541)	(141,104)
Net cash from financing activities	(31,548,567)	(11,148,239)	78,427,112
Net increase (decrease) in cash and cash equivalents	(10,653,185)	8,719,310	8,648,193
Cash and cash equivalents at beginning of year	28,457,579	19,738,269	11,090,076
Cash and cash equivalents at end of year	$ 17,804,394	$ 28,457,579	$ 19,738,269
Supplemental disclosures of cash flow information:			
Cash payments of interest	$ 34,275,694	$ 36,659,064	$ 28,546,235
Cash payments of income taxes	954,000	2,483,000	2,316,000
Supplemental schedule of noncash investing and financing activities:			
Transfers to real estate owned	$ 5,843,995	$ 3,776,413	$ 1,318,807

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

The accounting and reporting policies of PVF Capital Corp. and its subsidiaries ("Company") conform to U.S. generally accepted accounting principles and general industry practice. The Company's principal subsidiary, Park View Federal Savings Bank ("Bank"), is principally engaged in the business of offering savings deposits through the issuance of savings accounts, money market accounts, and certificates of deposit and lending funds primarily for the purchase, construction, and improvement of real estate in Cuyahoga, Summit, Geauga, Lake, Medina, Lorain and Portage Counties, Ohio. The deposit accounts of the Bank are insured up to applicable limits under the Federal Deposit Insurance Corporation ("FDIC") and are backed by the full faith and credit of the United States government. The following is a description of the significant policies, which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of PVF Capital Corp. and its wholly-owned subsidiaries, Park View Federal Savings Bank, PVF Service Corporation ("PVFSC"), PVF Holdings, Inc., and Mid-Pines Land Co. PVFSC owns some Bank premises and leases them to the Bank. PVF Holdings, Inc. and Mid-Pines Land Co. did not have any significant assets or activity as of or for the years ended June 30, 2008, 2007, or 2006. All significant intercompany transactions and balances are eliminated in consolidation.

PVFSC and the Bank have entered into various nonconsolidated joint ventures that own real estate including properties leased to the Bank. The Bank has created a limited liability company, Crock, LLC that has taken title to property acquired through or in lieu of foreclosure.

PVF Capital Trust I and PVF Capital Trust II (collectively "Trusts") were created for the sole purpose of issuing trust preferred securities. The Trusts are not consolidated into the financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, valuation of mortgage servicing rights, fair value of mortgage banking derivatives, valuation of loans held for sale, fair value of securities, valuation of real estate owned and the Company's supplemental employee retirement plan accrual are particularly subject to change.

Cash Flows: For purposes of the consolidated statements of cash flows, the Company considers cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold with original maturities of less than three months to be cash equivalents. Net cash flows are reported for NOW and passbook savings accounts, short-term borrowings, and advances from borrowers.

Interest-bearing Deposits: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Securities held to maturity are limited to debt securities that the Company has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Debt securities that could be sold in the future because of changes in interest rates or other factors are not to be classified as held to maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or accretion of purchase discount. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield. Prepayment is assumed for mortgage-backed securities.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

A decline in fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in establishment of a new cost basis for the security. Management's consideration as to whether a decline in fair value is other-than-temporary is based on the length of time and extent that fair value has been less than cost, the financial condition of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market include deferred origination fees and costs and are carried at the lower of cost or fair value, determined on an aggregate basis. The fair value of mortgage loans held for sale is based on market prices and yields at period end in normal market outlets used by the Company. Net unrealized losses, if any, are recorded as valuation allowance and charged to earnings.

The Company sells the loans on either a servicing retained or servicing released basis. For sales of mortgage loans prior to July 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 156 on July 1, 2007, and for sales of mortgage loans beginning in fiscal 2008, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. There was no impact on the financial statements at the time of adoption as the Company continues to measure servicing assets using the amortization method. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Loan servicing rights is amortized in proportion to and over the period of estimated net future servicing revenue. The expected period of the estimated net servicing income is based in part on the expected prepayment of the underlying mortgages. The amortized balance of mortgage servicing rights is included in prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

Mortgage servicing rights are periodically evaluated for impairment. Impairment represents the excess of amortized cost over its estimated fair value. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate and original time to maturity. Any impairment is reported as a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance will be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material.

The Company is exposed to interest rate risk on loans held for sale and rate-locked loan commitments. As market interest rates increase or decrease, the fair value of loans held for sale and rate-lock commitments will decline or increase. The Company enters into derivative transactions principally to protect against the risk of adverse interest movements affecting the value of the Company's committed loan sales pipeline. In order to mitigate the risk that a change in interest rates will result in a decline in value of the Company's interest rate lock commitments ("IRLCs") in the committed mortgage pipeline or its loans held for sale, the Company enters into mandatory forward loan sales contracts with secondary market participants.

Mandatory forward sales contracts and committed loans intended to be held for sale are considered free-standing derivative instruments and changes in fair value are recorded in current period earnings. For committed loans, fair value is measured using current market rates for the associated mortgage loans. For mandatory forward sales contracts, fair value is measured using secondary market pricing.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, Application of Accounting Principles to Loan ccommitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 became effective for the Company for derivative loan commitments issued or modified after January 1, 2008. As a result of adoption of this standard, the Company recorded additional mortgage banking income in the consolidated statement of operations of $247,577.

Loans Receivable: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term.

Interest income accrued on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Income is subsequently recognized only to the extent cash payments are received until the loan is determined to be performing in accordance with the applicable loan terms in which case the loan is returned to accrual status. Past due status is based on the contractual terms of the loan.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level to absorb probable incurred losses in the portfolio as of the balance sheet date. The adequacy of the allowance for loan losses is periodically evaluated by the Bank based upon the overall portfolio composition and general market conditions as well as information about specific borrower situations and estimated collateral values. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers loans not individually classified as impaired and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Since the Bank's loans are primarily collateral dependent, measurement of impairment is based on the fair value of the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment and accordingly, they are not separately identified for impairment disclosures.

The Bank's loan portfolio is primarily secured by real estate. Collection of real estate secured loans in the portfolio is dependent on court proceedings, and as a result, loans may remain past due for an extended period before being collected, transferred to real estate owned, or charged off. Charge-offs are recorded after the foreclosure process is complete for any deficiency between the Bank's recorded investment in the loan and the fair value of the real estate acquired or sold, to the extent that such a deficiency exists.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions to constrain it from taking that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Office Properties and Equipment: Land is carried at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method at rates expected to amortize the cost of the assets over their estimated useful lives or, with respect to leasehold improvements, the term of the lease, if shorter. Estimated lives for buildings are 40 years. Estimated lives for equipment range from 1 to 10 years.

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated selling costs, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Long-Term Assets: Office properties and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Upon adoption of Emerging Issues Task Force ("EITF") No. 06-5, which is discussed further below, Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value, adjusted for other charges or other amounts due that are probable at settlement.

In September 2006, the FASB finalized EITF No. 06-5, *Accounting for Purchases of Life Insurance – Determining the Amount That Can Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance).* EITF No. 06-5 requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, EITF No. 06-5 requires disclosure when there are contractual restrictions on the Company's ability to surrender a policy. The adoption of EIFT No. 06-5 on July 1, 2007 had no impact on the Company's financial condition or results of operation.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of July 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company is no longer subject to examination by taxing authorities for years before 2003.

Stock Compensation: Employee compensation expense under stock option plans is reported using the fair value recognition provisions under FASB Statement 123 (revised 2004) (FAS 123R), "Share Based Payment." The Company has adopted FAS 123R using the modified prospective method. Under this method, compensation expense has been recognized for the unvested portion of previously issued awards that remained outstanding as of July 1, 2005 and for any awards granted since that date.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the Company's Supplemental Executive Retirement Plan which are also recognized as a separate component of equity. The Company had no other comprehensive income in 2007, or 2006; therefore comprehensive income was equal to net income.

Earnings Per Share: Basic earnings per share is calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The additional potential common shares issuable under stock options are included in the calculation of diluted earnings per share.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Restrictions on Cash: Cash on deposit with another institution of $1,473,000 and $323,000 was required to meet regulatory reserve requirements at June 30, 2008 and 2007 respectively. These balances do not earn interest.

Stockholders' Equity: Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividend paid by the Bank to the Company or by the Company to shareholders. See Note 13 for more specific disclosure related to federal savings banks.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In July 2006, the Emerging Issues Task Force ("EITF") of FASB issued a draft abstract for EITF Issue No. 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangement." This draft abstract from EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Task Force concluded that a liability for the benefit obligation under SFAS No. 106 has not been settled through the purchase of an endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. This new accounting standard will be effective for fiscal years beginning after December 15, 2007. The adoption of EITF Issue No. 06-04 will not have a material effect on the financial statements as the Company has no endorsement split dollar arrangements.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS No. 157 is effective for financial statements issued by the Company beginning July 1, 2008. The adoption of this standard will not have a material impact on the Company's financial statements as of the date of adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be reported in earnings. SFAS No. 159 is effective for financial statements issued by the Company beginning July 1, 2008. Management expects to adopt the fair value option for the Company's loans held for sale. The impact of adoption is not expected to be material.

NOTE 2 – SECURITIES

Securities available for sale at June 30, 2008 are summarized as follows:

	2008			
	Carrying Amount	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Equity securities	$ 1,890,000	$ —	$ —	$ 1,890,000

Securities held to maturity at June 30, 2008 and 2007 are summarized as follows:

	2008			
	Carrying Amount	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
U.S. government-sponsored enterprise securities	$ 7,580,000	$ 23,907	$ —	$ 7,603,907

Securities held to maturity are represented by one security callable after December 12, 2008 with a maturity date of December 12, 2014.

NOTE 2 – SECURITIES (Continued)

	2007			
	Carrying Amount	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
U.S. government-sponsored enterprise securities	$ 58,000,000	$ 194,376	$ (125,511)	$ 58,068,865
Due after one year through five years	$ 58,000,000	$ 194,376	$ (125,511)	$ 58,068,865

There were no sales of securities for the years ended June 30, 2008, 2007 or 2006.

At year end 2008, the Company held $7,580,000 of unsecured debentures of the FHLB. At year end 2007, the Company held $43,000,000 respectively, of unsecured debentures of the FHLB, $10,000,000 of unsecured debentures of the Federal Home Loan Mortgage Corporation (FHLMC), and $5,000,000 of unsecured debentures of the Federal National Mortgage Association (FNMA).

No securities were in an unrealized loss position at June 30, 2008. Securities with continuous unrecognized losses at year-end 2007 not recognized in income aggregated by length of time that individual securities have been in a continuous unrealized loss position are as follows:

2007	Less than 12 Months		More than 12 Months		Total	
Description of Securities	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss
U.S. government - sponsored enterprise securities	$ —	$ —	$ 15,374,489	$ (125,511)	$ 15,374,489	$ (125,511)

The Company's equity securities consist of floating rate preferred stock issued by FHLMC and FNMA. For the year ended June 30, 2008, the Company recognized a $195,000 pre-tax charge for the other-than-temporary decline in fair value.

On September 7, 2008, the U.S. Treasury Department and the Federal Housing Finance Agency announced that FNMA and FHLMC had been placed into conservatorship. Dividends on the preferred shares of the entities have been suspended. In the first quarter of the Company's fiscal year ended June 30, 2009, the Company will recognize additional other-than-temporary impairment of its holdings of these shares for the difference between the Company's new cost basis of $1,890,000 and the fair value of these shares as of September 30, 2008. As of the close of business on September 12, 2008, the fair value of the Company's holdings of these shares was approximately $200,000. The unrealized loss on the Company's holdings as of that date was $1,690,000.

NOTE 3 – MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity at June 30, 2008 and 2007 are summarized as follows:

	2008			
	Carrying Amount	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
FNMA mortgage-backed securities	$ 54,835,052	$ 6,562	$ (1,900,089)	52,941,525
FHLMC mortgage-backed securities	316,017	2,548	(223)	318,342
	$ 55,151,069	$ 9,110	$ (1,900,312)	$ 53,259,867

	2007			
	Carrying Amount	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
FNMA mortgage-backed securities	$ 25,368,425	$ —	$ (1,582,196)	23,786,229
FHLMC mortgage-backed securities	511,095	4,724	—	515,819
	$ 25,879,520	$ 4,724	$ (1,582,196)	$ 24,302,048

There were no sales of mortgage-backed securities for the years ended June 30, 2008, 2007 or 2006.

NOTE 3 – MORTGAGE-BACKED SECURITIES (Continued)

Mortgage-backed securities with unrecognized losses at year end 2008 and 2007 not recognized in income aggregated by the length of time that the individual securities have been in a continuous unrealized loss position are as follows:

2008	Less than 12 Months		More than 12 Months		Total	
Description of Mortgage-backed Securities	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss
FHLMC mortgage-backed securities	$ 37,810	$ (223)	—	$ —	$ 37,810	$ (223)
FNMA mortgage-backed securities	29,334,236	(950,413)	19,624,061	(949,676)	48,958,297	(1,900,089)
	$ 29,399,856	$ (950,636)	$ 19,624,061	$ (949,676)	$ 48,996,330	$ (1,900,312)

2007	Less than 12 Months		More than 12 Months		Total	
Description of Mortgage-backed Securities	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss
FNMA mortgage-backed securities	$ 1,496,409	$ (45,478)	$ 22,289,820	$ (1,536,718)	$ 23,786,229	$ (1,582,196)

At June 30, 2008, a FNMA mortgage-backed security with a carrying amount of $19,693,135 was in a continuous unrecognized loss for more than one year. The unrecognized loss for this security was $916,449 as of June 30, 2008. Management considered whether this unrecognized loss represented other-than-temporary impairment of this security. Management determined that the security was backed by performing assets and that timely repayment of principal and interest is guaranteed by FNMA. The decline in fair value is largely driven by increases in market interest rates. As such, management concluded that the unrecognized loss did not represent other-than-temporary impairment of the security as of June 30, 2008. Other unrealized losses on securities in a continuous unrealized loss position for more than one year were not material.

NOTE 4 – LOANS RECEIVABLE

Loans receivable at June 30, 2008 and 2007, consist of the following:

	2008	2007
Real estate mortgages:		
One-to-four family residential	$ 168,532,008	$ 163,297,830
Home equity line of credit	87,876,182	85,092,530
Multi-family residential	52,420,774	48,100,726
Commercial	174,403,925	184,849,852
Commercial equity line of credit	36,913,491	33,207,626
Land	73,544,594	74,414,426
Construction - residential	55,442,114	63,315,868
Construction - commercial	44,106,070	38,007,505
Total real estate mortgages	693,239,158	690,286,363
Non real estate loans	33,592,529	30,454,898
Total loans receivable	726,831,687	720,741,261
Net deferred loan origination fees	(2,685,309)	(2,831,894)
Allowance for loan losses	(9,653,972)	(4,580,549)
Loans receivable, net	$ 714,492,406	$ 713,328,818

A summary of the changes in the allowance for loan losses for the years ended June 30, 2008, 2007, and 2006, is as follows:

	2008	2007	2006
Beginning balance	$ 4,580,549	$ 4,674,681	$ 4,312,274
Provision for loan losses	6,058,400	1,102,500	826,300
Charge-offs	(985,756)	(1,196,632)	(463,893)
Recoveries	779	—	—
Ending balance	$ 9,653,972	$ 4,580,549	$ 4,674,681

NOTE 4 – LOANS RECEIVABLE (Continued)

The following is a summary of the principal balances of nonperforming loans at June 30:

	2008	2007
Loans on non-accrual status:		
Real estate mortgages:		
One-to-four family residential	$ 6,452,812	$ 5,265,002
Commercial	3,001,192	3,121,632
Multi-family residential	152,187	—
Construction and land	12,349,846	4,663,095
Non real estate loans	533,113	603,072
Total loans on non-accrual status	22,489,150	13,652,801
Loans past due 90 days, still on accrual status:		
Real estate mortgages:		
One-to-four family residential	1,233,058	—
Commercial	1,200,894	—
Construction and land	542,699	875,593
Total non-accrual and past due loans	$ 25,465,801	$ 14,528,394

At June 30, 2008 and 2007, the recorded investment in loans, which have individually been identified as being impaired, totaled $24,298,587 and $8,387,799, respectively. Included in the impaired amount at June 30, 2008 and 2007, is $13,956,806 and $3,659,747, respectively, related to loans with a corresponding valuation allowance of $2,792,048 and $627,220, respectively. At June 30, 2008 and 2007, $5,259,155 and $4,728,052 of impaired loans had no allowance for loan losses allocated.

Average impaired loans for the years ended June 30, 2008, 2007 and 2006 amounted to $14,534,727, $8,477,996 and $5,675,718, respectively. Interest recognized on impaired loans while considered impaired in 2008, 2007 and 2006 was not material.

NOTE 5 – MORTGAGE BANKING ACTIVITIES

Loans held for sale at year end are as follows:

	2008	2007
Loans held for sale	$7,872,155	$15,043,780
Less: Allowance to adjust to lower of cost or market	(41,161)	(50,400)
Loans held for sale, net	$7,830,994	$14,993,380

Mortgage banking activities, net, including gains and losses on sales of loans, for each of the years in the three-year period ended June 30, 2008, consist of the following:

	2008	2007	2006
Mortgage loan servicing fees	$ 1,992,311	$ 1,970,702	$ 1,954,692
Amortization of mortgage servicing rights	(1,525,348)	(1,313,137)	(1,359,003)
Market adjustment for loans held for sale	9,239	105,600	(156,000)
Change in fair value of mortgage banking derivatives	205,226	131,300	(239,000)
Gross realized:			
Gains on sales of loans	2,251,791	1,448,206	1,830,073
Losses on sales of loans	(1,471,970)	(1,071,673)	(1,196,291)
	$ 1,461,249	$ 1,270,998	$ 834,471

At June 30, 2008 and 2007, the Company was servicing whole and participation mortgage loans for others aggregating $826,817,792, and $793,080,175, respectively. These loans are not reported as assets. The Company had $10,621,361, and $8,022,305, at June 30, 2008 and 2007, respectively, of funds collected on mortgage loans serviced for others which are included in accrued expenses and other liabilities.

Originated mortgage servicing rights capitalized and amortized during the years ended June 30, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
Beginning balance	$ 4,426,296	$ 4,806,836	$ 5,001,474
Originated	1,497,835	932,597	1,164,365
Amortized	(1,525,348)	(1,313,137)	(1,359,003)
Ending balance	$ 4,398,783	$ 4,426,296	$ 4,806,836

The fair value of capitalized mortgage servicing rights was $9,177,677 and $8,961,806 at June 30, 2008 and 2007. Fair value was determined using discount rates ranging from 9.0% to 11.0% and prepayment speeds ranging from 6.9% to 57.6%, depending on the stratification of the specific rights. The fair value of the preponderance of the servicing rights was determined using prepayment speeds ranging from 6.3% to 20.7%. At June 30, 2008 and 2007, no tranche of the Company's mortgage servicing assets were considered to be impaired.

NOTE 6 – OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at cost, less accumulated depreciation and amortization at June 30, 2008 and 2007 are summarized as follows:

	2008	2007
Land and land improvements	$ 1,034,892	$ 1,034,892
Building and building improvements	5,553,076	5,553,076
Leasehold improvements	5,949,232	5,949,232
Furniture and equipment	12,532,524	12,408,119
	25,069,724	24,945,319
Less accumulated depreciation and amortization	(15,837,013)	(14,356,944)
	$ 9,232,711	$ 10,588,375

NOTE 7 – DEPOSITS

Scheduled maturities of time deposits were as follows:

	2008		2007	
	Amount	%	Amount	%
12 months or less	$ 443,844,021	89.3%	$ 443,536,475	89.6%
13 to 24 months	30,125,497	6.1	26,314,568	5.3
25 to 36 months	9,058,070	1.8	13,578,346	2.8
37 to 48 months	14,050,761	2.8	11,435,837	2.3
	$ 497,078,349	100.0%	$ 494,865,226	100.0%
Weighted average rate on certificates of deposit		4.18%		5.06%

Time deposits in amounts of $100,000 or more totaled approximately $187,526,922 and $166,736,808 at June 30, 2008 and 2007, respectively.

Deposits of related parties totaled $1,643,499 and $2,196,914 at June 30, 2008 and June 30, 2007.

In 2008, the Company obtained deposits totaling $34,000,000 from brokers. These certificates of deposit bear a weighted average cost of 4.22% and have maturities of 12 months or less.

NOTE 8 – ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI

Short-Term Advances: The Bank maintains two lines of credit totaling $230,000,000 with the FHLB. The $200,000,000 repurchase line matures on February 13, 2009. No borrowings were outstanding on the repurchase line of credit as of June 30, 2008. At June 30, 2007 $65,000,000 was drawn on the repurchase line of credit. The Bank has chosen to take daily advances from this line, with the interest rate set daily. The interest rate on this line as of June 30, 2007 was 5.31%. The $30,000,000 cash management line matures on October 3, 2008. Borrowings of $9,000,000 were outstanding on the cash management line as of June 30, 2008. No borrowings were outstanding on the cash management line as of June 30, 2007. The interest rate on this line as of June 30, 2008 was 2.38%.

In order to secure these advances, the Bank has pledged mortgage loans with unpaid principal balances aggregating approximately $141,881,000 and $337,758,000 at June 30, 2008 and 2007, respectively, and mortgage-backed securities aggregating approximately $25,879,520 at June 30, 2007, respectively, plus FHLB stock.

Long-Term Advances: Long-term advances from the Federal Home Loan Bank of Cincinnati ("FHLB"), with maturities and interest rates thereon at June 30, 2008 and 2007, were as follows:

Maturity	Interest rate	2008	2007
March 2008	5.64%	—	10,000,000
January 2015	2.82%	15,000,000	—
January 2015	3.04%	15,000,000	—
April 2018	3.17%	5,000,000	—
		$ 35,000,000	$ 10,000,000
Weighted average interest rate		2.96%	5.64%

The advances outstanding at June 30, 2008 are putable fixed-rate advances. They can be terminated at the option of the FHLB after a stated lockout period. If the option is exercised, the Bank could repay this advance without a prepayment penalty.

In 2007, the FHLB exercised their option to convert an advance with a maturity date in 2008 to LIBOR. The Bank repaid the advances at the time of conversion without penalty.

NOTE 9 – SUBORDINATED DEBENTURES, NOTES PAYABLE AND OTHER BORROWINGS

Line of Credit: On February 23, 2006, one of the Company's subsidiaries obtained a $4.0 million dollar line of credit from another financial institution with a drawn principal balance of $950,000 and $1,260,000 as of June 30, 2008 and 2007. The line is collateralized by the Company's Solon headquarters building. The note carries a variable interest rate that adjusts to The Wall Street Journal published prime lending rate minus 75 basis points. The loan is due on demand. At June 30, 2008, the interest rate was 4.25% and at June 30, 2007 it was 7.50%.

Subordinated Debt: In June 2004, the Company formed a special purpose entity, PVF Capital Trust I ("Trust"), for the sole purpose of issuing $10,000,000 of variable-rate trust preferred securities. The Company issued Subordinated Deferrable Interest Debentures ("subordinated debentures") to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred security carries a variable interest rate that adjusts to the three month LIBOR rate plus 260 basis points. At June 30, 2008 and 2007 the interest rate was 5.52% and 7.96%.

The subordinated debentures are the sole asset of the trust. The trust preferred securities will mature June 29, 2034 but may be redeemed by the Trust at par, at its option, starting June 29, 2009.

In July 2006, the Company formed a special purpose entity, PVF Capital Trust II ("Trust"), for the sole purpose of issuing $10,000,000 of fixed-rate trust preferred securities. The Company issued Subordinated Deferrable Interest Debentures ("subordinated debentures") to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred security carries a fixed interest rate of 7.462% through September 15, 2011. The interest rate will then change to a variable interest rate that adjusts quarterly to the three month LIBOR rate plus 175 basis points.

The subordinated debentures are the sole asset of the trust. The trust preferred securities will mature July 6, 2036 but may be redeemed by the Trust at par, at its option, starting September 15, 2011.

Repurchase Agreement: In March 2006, the Bank entered into a $50 million repurchase agreement ("Repo") with another institution (Citigroup) collateralized by $51.5 million in mortgage-backed securities and $7.6 million in securities. The Repo is for a five year term. Interest was adjustable quarterly during the first year based on the three month LIBOR rate minus 100 basis points. After year one, the rate adjusted to 4.99% and the Repo became callable quarterly at the option of the issuer.

NOTE 10 – FEDERAL INCOME TAXES

The provision for federal income taxes differs from the amounts computed by applying the U.S. federal income tax statutory rate to income before federal income taxes. These differences are reconciled as follows:

	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
Computed expected tax	$ (768,433)	(35.0%)	$ 2,084,109	35.0%	$ 2,413,425	35.0%
Increase (decrease) in tax resulting from:						
Benefit of graduated rates	21,955	1.0	(59,546)	(1.0)	(68,955)	(1.0)
Affordable housing tax credit	(81,758)	(3.7)	(111,645)	(1.9)	(111,645)	(1.6)
Bank-owned life insurance	(271,599)	(12.4)	(296,083)	(5.0)	(203,132)	(2.9)
Stock compensation	38,341	1.7	57,076	1.0	51,757	0.8
Other, net	(33,371)	(1.5)	46,361	0.8	(28,951)	(0.5)
	$ (1,094,865)	(49.9%)	$ 1,720,272	28.9%	$ 2,052,499	29.8%

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2008 and 2007 are:

	2008	2007
Deferred tax assets:		
Loan loss reserves	$ 2,283,673	$ 1,317,348
Deferred compensation	1,279,844	1,081,068
Deferred loan fees, net	131,806	–
Other	167,251	227,637
Total gross deferred tax assets	3,862,574	2,626,053
Deferred tax liabilities:		
Deferred loan costs	–	(304,861)
FHLB stock dividend	(1,983,373)	(1,871,513)
Originated mortgage servicing asset	(1,495,586)	(1,504,941)
Fixed assets	(607,216)	(848,122)
Prepaid franchise tax	(189,663)	(171,972)
Unrealized losses on loans held for sale	(26,426)	(440)
Other	(109,482)	(100,549)
Total gross deferred tax liabilities	(4,411,746)	(4,802,398)
Net deferred tax liability	$ (549,172)	$ (2,176,345)

A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of June 30, 2008 or 2007.

NOTE 10 – FEDERAL INCOME TAXES (Continued)

Retained earnings at June 30, 2008 and 2007 include approximately $4,516,000 for which no provision for federal income tax has been made. The related unrealized deferred tax liability was approximately $1,535,000 at June 30, 2007 and 2007. This amount represents allocations of income during years prior to 1988 to bad debt deductions for tax purposes only. These qualifying and non-qualifying base year reserves and supplemental reserves will be recaptured into income in the event of certain distributions and redemptions. Such recapture would create income expense for tax purposes only, which would be subject to the then current corporate income tax rate. Recapture would not occur upon the reorganization, merger, or acquisition of the Bank, nor if the Bank is merged or liquidated tax-free into a bank or undergoes a charter change. If the Bank fails to qualify as a bank or merges into a nonbank entity, these reserves will be recaptured into income.

NOTE 11 – LEASES

The Company leases certain premises from unrelated and related parties. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at June 30, 2008:

Year ending June 30,	Leases With Unrelated Parties	Leases With Related Parties	Total Leases
2009	$ 671,427	$ 222,268	$ 893,695
2010	471,111	222,268	693,379
2011	265,827	176,676	442,503
2012	220,002	153,880	373,882
2013	77,396	104,320	181,716
Thereafter	—	79,540	79,540
Total minimum lease payments	$ 1,705,763	$ 958,952	$ 2,664,715

During the years ended June 30, 2008, 2007, and 2006, rental expense was $914,752, $901,695, and $898,448, respectively. Rental expense related to related party leases was $222,268, $213,973, and $204,031, for the years ended June 30, 2008, 2007, and 2006, respectively.

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

In the normal course of business, the Bank enters into commitments with off-balance-sheet risk to meet the financing needs of its customers. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally residential and commercial real estate.

The Bank's lending is concentrated in Northeastern Ohio, and as a result, the economic conditions and market for real estate in Northeastern Ohio could have a significant impact on the Bank.

At June 30, 2008 and 2007, the Bank had the following commitments to originate loans intended to be held in the portfolio:

	2008	2007
Commitments to fund variable-rate mortgage loans	$ 6,412,000	$ 12,626,900
Commitments to fund equity lines of credit	91,781,000	99,257,000
Undisbursed portion of loan proceeds	46,367,000	60,795,479
Standby letters of credit	2,486,000	4,051,000

At June 30, 2008 and 2007, the Bank had interest rate-lock commitments on $16,755,000 and $29,312,000 of loans intended for sale in the secondary market. These commitments are considered to be free-standing derivatives and the change in fair value is recorded in the financial statements. The fair value of these commitments as of June 30, 2008 and 2007 was estimated to be $8,000 and ($367,000), respectively. To mitigate the interest rate risk represented by these interest rate-lock commitments the Bank entered into contracts to sell mortgage loans of $10,218,000 and $20,105,000 as of June 30, 2008 and 2007. These contracts are also considered to be free-standing derivatives and the change in fair value also is recorded in the financial statements. The fair value of these contracts at June 30, 2008 and 2007 was estimated to be $75,000 and $244,000 and, respectively.

NOTE 13 – REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital. An institution that fails to comply with its regulatory capital requirements must obtain OTS approval of a capital plan and can be subject to a capital directive and certain restrictions on its operations. At June 30, 2008, the adjusted total minimum regulatory capital regulations require institutions to have tangible capital to adjusted total assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to adjusted total assets of 4.0%; a minimum rate of core (Tier 1) capital to risk-weighted assets of 4.0%; and a minimum ratio of total capital to risk weighted assets of 8.0%. At June 30, 2008 and 2007, the Bank exceeded all of the aforementioned regulatory capital requirements.

Regulations limit capital distributions by savings institutions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At June 30, 2008, this limitation was $4,408,868.

The most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total risk-based and Tier 1 risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 13 – REGULATORY CAPITAL (Continued)

At June 30, 2008 and 2007, the Bank was in compliance with regulatory capital requirements as set forth below (dollars in thousands):

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2008						
Total Capital to risk weighted assets	90,286	12.99%	55,584	8.00%	69,480	10.00%
Tier 1 (Core) Capital to risk weighted assets	83,972	12.09%	27,792	4.00%	41,688	6.00%
Tier 1 (Core) Capital to adjusted total assets	83,972	9.69%	34,704	4.00%	43,380	5.00%
Tangible Capital to adjusted total assets	83,972	9.69%	13,014	1.50%	N/A	N/A

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total Capital to risk weighted assets	91,323	13.08%	55,838	8.00%	69,798	10.00%
Tier 1 (Core) Capital to risk weighted assets	87,636	12.56%	27,919	4.00%	41,879	6.00%
Tier 1 (Core) Capital to adjusted total assets	87,636	9.72%	36,073	4.00%	45,091	5.00%
Tangible Capital to adjusted total assets	87,636	9.72%	13,527	1.50%	NA	NA

NOTE 14 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2008 were as follows.

Beginning balance	$ 7,579,327
New Loans	—
Repayments	(2,350,539)
Ending balance	$ 5,228,788

NOTE 15 – STOCK OPTIONS

The Company offered stock options to the directors and officers of the Bank under various option plans.

All of the options authorized under the 1992 plan have been granted and exercised. The options granted under the 1996 plan are exercisable over a ten-year period, with vesting ranging from zero to five years as stated in the individual option agreements. Incentive stock options granted under the 2000 plan are exercisable over a ten-year period, with vesting ranging from four to nine years as stated in the individual option agreements.

Nonqualified stock options are granted to directors and typically vest immediately. The option period expires ten years from the date of grant and the exercise price is the market price at the date of grant.

Options outstanding at June 30, 2008 were as follows:

	Outstanding		Exercisable	
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$5.49 - $6.10	87,635	1.64	87,635	$ 5.72
$6.75 - $7.76	121,778	2.22	121,778	$ 7.34
$8.32 - $13.64	324,013	6.09	211,944	$ 10.97
Total	533,426	4.48	421,357	$ 8.83

There were 116,166 shares available for future issuance under existing stock option plans.

NOTE 15 – STOCK OPTIONS (Continued)

A summary of the activity in the plan is as follows:

	2008	
	Shares	Weighted Average Exercise Price
Outstanding beginning of year	582,150	$ 9.12
Forfeited	(300)	10.64
Exercised	(48,424)	6.94
Granted	—	—
Outstanding end of year	533,426	$ 9.32
Exercisable end of year	421,357	$ 8.83

The weighted average remaining contractual life of options outstanding was 4.48 years.

For the years ended June 30, 2008, 2007, and 2006 compensation expense of $112,768, $218,691, and $214,761 was recognized in the income statement related to the vesting of awards. An income tax benefit of $17,787 and $21,262 was recognized related to this expense in 2007 and 2006.

As of June 30, 2008, there was $266,976 of compensation expense related to unvested awards not yet recognized in the financial statements. The weighted-average period over which this expense is to be recognized is 2.7 years. All outstanding and unvested options are expected to vest.

The aggregate intrinsic value of all options outstanding at June 30, 2008 was $157,175. The aggregate intrinsic value of all options that were exercisable at June 30, 2008 was $157,175. The intrinsic value of options exercised in 2008, 2007, and 2006 was $388,042, $156,042, and $137,946.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. All options are expected to vest based on the Company's experience. The expected term of options granted is based on historical data represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The following weighted-average assumptions were used for grants in each of the respective years.

	2007	2006
Risk-free interest rate	4.56%	4.57%
Dividend yield	2.74%	2.67%
Expected volatility	24.95%	31.56
Expected life in years	9.14	9.72

The weighted average fair value of options granted in 2007 was $2.83 and in 2006 was $3.69.

PVF CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended June 30, 2008, 2007 and 2006

NOTE 16 – EARNINGS (LOSS) PER SHARE

The following is a reconciliation of basic earnings (loss) per share to diluted earnings (loss) per share for the years ended June 30:

	2008		
	Net Income	Shares	Per-Share Amount
Basic earnings (loss) per share:			
Income available to common shareholders	$ ($1,100,657)	7,765,780	$ (0.14)
Dilutive effect of assumed exercises of stock options	—	—	(0.00)
Diluted earnings (loss) per share:			
Income available to common shareholders	$ ($1,100,657)	7,765,780	$ (0.14)

	2007		
	Net Income	Shares	Per-Share Amount
Basic earnings (loss) per share:			
Income available to common shareholders	$ 4,234,324	7,724,436	$ 0.55
Dilutive effect of assumed exercises of stock options	—	98,571	(0.01)
Diluted earnings (loss) per share::			
Income available to common shareholders	$ 4,234,324	7,823,007	$ 0.54

	2006		
	Net Income	Shares	Per-Share Amount
Basic earnings (loss) per share:			
Income available to common shareholders	$ 4,843,001	7,716,770	$ 0.63
Dilutive effect of assumed exercises of stock options	—	129,199	(0.01)
Diluted earnings (loss) per share:			
Income available to common shareholders	$ 4,843,001	7,845,969	$ 0.62

There were 533,426, 51,590, and 205,236 options not considered in the diluted earnings (loss) per share calculation for the years ended June 30, 2008, 2007, and 2006, respectively because they were not dilutive.

NOTE 17 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of financial instruments at year end were as follows:

	June 30, 2008		June 30, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)			
Assets:				
Cash and amounts due from depository institutions	$ 7,456	$ 7,456	$ 20,293	$ 20,293
Interest-bearing deposits	701	701	622	622
Federal funds sold	9,648	9,648	7,542	7,542
Securities held to maturity	7,580	7,604	58,000	58,069
Equity securities	1,890	1,890	--	--
Mortgage-backed securities held to maturity	55,151	53,259	25,880	24,557
Loans receivable	714,492	716,047	713,329	719,711
Loans receivable held for sale, net	7,831	7,831	14,993	14,993
Federal Home Loan Bank stock	12,641	NA	12,312	NA
Accrued interest receivable	4,345	4,345	4,197	4,197
Mandatory forward sales contracts	75	75	244	244
Liabilities:				
Demand deposits and passbook savings	(162,307)	(162,307)	(163,187)	(163,187)
Time deposits	(497,078)	(503,694)	(494,865)	(495,641)
Line of credit	(950)	(950)	(1,260)	(1,260)
Advances from the Federal Home Loan Bank of Cincinnati	(44,000)	(43,998)	(75,000)	(75,019)
Repurchase agreement	(50,000)	(51,455)	(50,000)	(49,096)
Subordinated debentures	(20,000)	(20,000)	(20,000)	(20,000)
Accrued interest payable	(444)	(444)	(444)	(444)
Commitments to make loans intended to be sold	8	8	(367)	(367)

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and amounts due from depository institutions, interest- bearing deposits, and federal funds sold. The carrying amount is a reasonable estimate of fair value because of the short maturity of these instruments.

Securities and mortgage-backed securities. Estimated fair value for securities and mortgage-backed securities is based on quoted market prices.

NOTE 17 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans receivable and loans receivable held for sale. For loans receivable held for sale, fair value is estimated using the quoted market prices for similar loans, adjusted for differences in loan characteristics. For performing loans receivable, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent external appraisals of underlying collateral. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Federal Home Loan Bank stock. It was not practical to determine fair value of FHLB stock due to restrictions placed on its transferability.

Mandatory forward sales contracts. These contracts are valued by reference to secondary market indicators of pair-off fees receivable or payable to terminate the contracts.

Demand deposits and time deposits. The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flows and rates currently offered for deposits of similar remaining maturities.

Line of credit. The carrying amount is a reasonable estimate of the fair value.

Advances from the Federal Home Loan Bank of Cincinnati. The fair value of the Bank's FHLB debt is estimated based on the current rates offered to the Bank for debt of the same remaining maturities.

Notes payable and subordinated debentures. The carrying value of the Company's variable-rate note payable is a reasonable estimate of fair value based on the current incremental borrowing rate for similar types of borrowing arrangements.

Accrued interest receivable and accrued interest payable. The carrying amount is a reasonable estimate of the fair value.

Commitments to make loans intended for sale. These commitments are valued according to changes in secondary market pricing for similar loans with similar delivery dates from the date of interest rate lock until the balance sheet date.

Off-balance-sheet instruments. The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of undisbursed lines of credit is based on fees currently charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount and fair value of off-balance-sheet instruments is not significant as of June 30, 2008 and 2007.

NOTE 18 – PARENT COMPANY

The following are condensed statements of financial condition as of June 30, 2008 and 2007 and related condensed statements of operations and cash flows for the years ended June 30, 2008, 2007 and 2006 for PVF Capital Corp.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	2008	2007
Cash and amounts due from depository institutions	$ 10,944	$ 30,368
Prepaid expenses and other assets	2,690,787	2,028,039
Investment in Bank subsidiary	83,971,772	87,635,883
Investment in non-Bank subsidiaries	3,293,222	3,122,905
Total assets	$ 89,966,725	$ 92,817,195
Accrued expenses and other liabilities	$ 891,391	$ 1,327,354
Subordinated debentures	20,000,000	20,000,000
Stockholders' equity	69,075,334	71,489,841
Total liabilities and stockholders' equity	$ 89,966,725	$ 92,817,195

CONDENSED STATEMENTS OF OPERATIONS

	2008	2007	2006
Income:			
Mortgage banking activities	$ 9,521	$ 24,572	$ 9,055
Dividends from Bank subsidiary	4,000,000	—	2,400,000
Interest Income	26	38	—
	4,009,547	24,610	2,409,055
Expenses:			
Interest expense	1,463,602	1,549,920	693,292
General and administrative	718,800	374,487	213,035
	2,182,402	1,924,407	906,327
Income (loss) before federal income taxes and equity in undistributed net income of subsidiaries	1,827,145	(1,899,797)	1,502,728
Federal income tax benefit	738,771	645,931	304,956
Income (loss) before equity in undistributed net income of subsidiaries	2,565,916	(1,253,866)	1,807,684
Equity in undistributed net income of subsidiaries	(3,666,573)	5,488,190	3,035,317
Net income (loss)	$ (1,100,657)	$ 4,234,324	$ 4,843,001

NOTE 18 – PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2008	2007	2006
Operating activities:			
Net income (loss)	$ (1,100,657)	$ 4,234,324	$ 4,843,001
Equity in undistributed net income of subsidiaries	3,666,573	(5,488,190)	(3,035,317)
Other, net	(818,722)	(450,283)	(285,743)
Net cash from (used in) operating activities	1,747,194	(1,704,149)	1,521,941
Investing activities:			
Advance to subsidiary	232,000	(52,500)	800,000
Investment in subsidiary	—	(6,000,000)	—
Net decrease in cash from investing activities	232,000	(6,052,500)	800,000
Financing activities:			
Repayment on note payable	—	—	—
Proceeds from subordinated debentures	—	10,000,000	—
Proceeds and income tax benefit from exercise of stock options	396,181	311,536	144,737
Stock purchased and retired	(96,426)	(293,541)	(141,104)
Dividends paid	(2,298,373)	(2,286,382)	(2,235,692)
Purchase of treasury stock	—	—	(255,742)
Net cash from (used in) financing activities	(1,998,618)	7,731,613	(2,487,801)
Net increase (decrease) in cash and cash-equivalents	(19,424)	(25,036)	(165,859)
Cash and cash equivalents at beginning of year	30,368	55,404	221,263
Cash and cash equivalents at end of year	$ 10,944	$ 30,368	$ 55,404

NOTE 19 – EMPLOYEE BENEFIT PLANS

401(k) Savings Plan: Employees who have reached age 18 and have completed one year of eligibility service are eligible to participate in the Company's 401(k) Savings Plan. The plan allows eligible employees to contribute up to 50% of their compensation with the Company matching up to 50% of the first 4% contributed by the employee, as determined by the Company for the contribution period. The plan also permits the Company to make a profit sharing contribution at its discretion up to 4% of the employee's compensation. Participants vest in the Company's contributions ratably over six years.

The total of the Company's matching and profit sharing contribution cost related to the plan for the years ended June 30, 2008, 2007, and 2006 was $111,459, $100,041, and $127,093, respectively.

Supplemental Executive Retirement Plan: During fiscal year 2000, the Company established a Supplemental Executive Retirement Plan ("SERP") to provide additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Company's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions, and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement. For the years ended June 30, 2008, 2007, and 2006, the Company recognized expense under the SERP of $584,634, $558,783, and $450,000, respectively. The accrued SERP liability at June 30, 2008 and 2007 included in accrued expenses and other liabilities totaled $3,650,892 and $3,066,258.

NOTE 20 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited consolidated quarterly results of operations for 2008 and 2007 (in thousands of dollars, except per share data): [1]

	Quarters for the year ended June 30, 2008			
	First	Second	Third	Fourth
Interest income	$ 15,292	$ 14,467	$ 13,573	$ 13,154
Interest expense	9,435	9,201	8,382	7,257
Net interest income	5,857	5,266	5,191	5,897
Provision for loan losses [2]	593	82	819	4,564
Non-interest income	798	834	1,214	388
Non-interest expense	5,286	5,025	5,193	5,302
Income before Federal income taxes	776	993	393	(4,357)
Federal income taxes	165	261	92	(1,612)
Net income	$ 611	$ 732	$ 301	$ (2,745)
Basic earnings per share	$ 0.08	$ 0.09	$ 0.04	$ (0.35)
Diluted earnings per share	$ 0.08	$ 0.09	$ 0.04	$ (0.35)

	Quarters for the year ended June 30, 2007			
	First	Second	Third	Fourth
Interest income	$ 15,710	$ 15,659	$ 15,196	$ 15,455
Interest expense	8,917	9,227	9,101	9,461
Net interest income	6,793	6,432	6,095	5,994
Provision for loan losses	(160)	252	(1)	1,012
Non-interest income	795	938	853	790
Non-interest expense	5,471	5,484	5,302	5,376
Income before Federal income taxes	2,277	1,634	1,647	396
Federal income taxes	714	497	470	39
Net Income	$ 1,563	$ 1,137	$ 1,177	$ 357
Basic earnings per share	$ 0.20	$ 0.15	$ 0.15	$ 0.05
Diluted earnings per share	$ 0.20	$ 0.15	$ 0.15	$ 0.05

(1) The total of the four quarterly amounts may not equal the full year amount due to rounding.

(2) In the fourth quarter of the fiscal year ended June 30, 2008, the Company provided $4,731,000 for loan losses. This provision was based on management's judgment about credit risk in the loan portfolio and additional specific reserves established for impaired loans.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, the Company carried out an evaluation, with the participation of management, including its principal executive officer and principal accounting officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to the Exchange Act Rule 13a-15. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2008.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PVF Capital Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. PVF Capital Corp.'s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision and participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment and those criteria, management believes that PVF Capital Corp. maintained effective internal control over financial reporting as of June 30, 2008.

The Company's independent registered public accounting firm, Crowe Horwath LLP, has issued their report on management's assessment of the Company's internal control over financial reporting. That report is included in this Annual Report.



Chairman of the Board
and Chief Executive Officer



President, Chief Operating Officer
and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Crowe Horwath

Board of Directors and Shareholders
PVF Capital Corp.
Solon, Ohio

We have audited PVF Capital Corp.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PVF Capital Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PVF Capital Corp. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of PVF Capital Corp. as of June 30, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008, and our report dated September 15, 2008 expressed an unqualified opinion on those consolidated financial statements.

Crowe Horwath LLP

Cleveland, Ohio
September 15, 2008

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The information relating to the directors of the Company is incorporated herein by reference to the section captioned *"Proposal I — Election of Directors"* in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders (the "Proxy Statement").

Executive Officers

See Part I, Item 1, *"Description of Business — Executive Officers of the Company"* of this Annual Report on Form 10-K.

Corporate Governance

Information regarding the Company's Audit Committee and Audit Committee financial expert is incorporated herein by reference to the section captioned *"Corporate Governance--Meetings and Committees of the Board of Directors—Audit Committee"* in the Proxy Statement.

Compliance with Section 16(a) of the Exchange Act

Information regarding compliance with Section 16(a) of the Exchange Act, the cover page to this Annual Report on Form 10-K and the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement are incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's directors, officers and employees.

Item 11. Executive Compensation

The information contained under the section captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) and (b) The information required by this item is incorporated herein by reference to the sections captioned *"Proposal I -- Election of Directors"* and *"Voting Securities and Principal Holders Thereof"* of the Proxy Statement.

(c) Management knows of no arrangements, including any pledge by any person of securities of the Bank, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) The following table sets forth certain information with respect to the Company's equity compensation plans as of June 30, 2008.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants & rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by security holders	533,426	$9.32	116,166
Equity compensation plans not approved by security holders	--	--	--
Total	533,426	9.32	116,166

(1) Adjusted for a 10% stock dividend paid on the Common Stock on September 1, 1997, a 50% stock dividend paid on the Common Stock on August 17, 1998, a 10% stock dividend paid on the Common Stock on September 7, 1999, a 10% stock dividend paid on the Company's Common Stock on September 1, 2000, a 10% stock dividend paid on the Common Stock on August 31, 2001, a 10% stock dividend paid on the Common Stock on August 30, 2002, a 10% dividend paid on the Common Stock on August 29, 2003, a 10% dividend paid on the Common Stock on August 31, 2004 and a 10% dividend paid on the Common Stock on August 31, 2005.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section captioned *"Proposal 1 – Election of Directors"* of the Proxy Statement.

Corporate Governance

The information required by this item is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers"* in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated herein by reference to the section captioned *"Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Report of Independent Registered Public Accounting Firm (incorporated by reference to Item 8 of this Annual Report).

Consolidated Financial Statements (incorporated by reference to Item 8 of this Annual Report).

(a) Consolidated Statements of Financial Condition, at June 30, 2008 and 2007

(b) Consolidated Statements of Operations for the Years Ended June 30, 2008, 2007 and 2006

(c) Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2008, 2007 and 2006

(d) Consolidated Statements of Cash Flows for the Years Ended June 30, 2008, 2007 and 2006

(e) Notes to Consolidated Financial Statements.

2. All schedules have been omitted as the required information is either inapplicable or included in the Notes to Consolidated Financial Statements.

3. Exhibits and Index to Exhibits

The following exhibits are either attached to or incorporated by reference in this Annual Report on Form 10-K.

No.	Description	
3.1	Articles of Incorporation, as amended and restated	(2)
3.2	Code of Regulations, as amended and restated	(6)
3.3	Bylaws, as amended and restated	(5)
4	Specimen Common Stock Certificate	(1)
10.1	Park View Federal Savings Bank Conversion Stock Option Plan †	(1)
10.2	PVF Capital Corp. 1996 Incentive Stock Option Plan †	(1)
10.3	Severance Agreements between PVF Capital Corporation and each of John R. Male, C. Keith Swaney and Jeffrey N. Male †	(7)
10.4	Park View Federal Savings Bank Supplemental Executive Retirement Plan as amended and restated	(8)
10.5	PVF Capital Corp. 2000 Incentive Stock Option Plan and Deferred Compensation Plan†	(3)
10.6	Management Incentive Compensation Plan	(9)
14	Code of Ethics	(4)
21	Subsidiaries of the Registrant	
23.1	Consent of Crowe Horwath LLP	
31.1	Rule 13a-14(a) Certification of Chief Executive Officer	
31.2	Rule 13a-14(a) Certification of Chief Financial Officer	
32	Section 1350 Certifications	

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1996 (Commission File No. 0-24948).

(2) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 (Commission File No. 0-24948).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2003 (Commission File No. 0-24948).

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2004 (Commission File No. 0-24948).

(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2005 (Commission File No. 0-24948).

(6) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on February 6, 2008 (Commission File No. 0-24948).

(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (Commission File No. 0-24948).

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2006 (Commission File No. 0-24948).

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2007 (Commission File No. 0-24948).

† Management contract or compensatory plan or arrangement.

(b) **Exhibits**. The exhibits required by Item 601 of Regulation S-K are either filed as part of this Annual Report on Form 10-K or incorporated herein by reference.

(c) **Financial Statements and Schedules Excluded from Annual Report**. There are no other financial statements and financial statement schedules which were excluded from the Annual Report to Stockholders pursuant to Rule 14a-3(b) which are required to be included herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PVF CAPITAL CORP.

September 11, 2008

By: /s/ John R. Male
John R. Male
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ John R. Male
John R. Male
Chairman of the Board of Directors and
Chief Executive Officer
(Principal Executive Officer)

September 11, 2008

/s/ C. Keith Swaney
C. Keith Swaney
President, Chief Operating Officer and
Treasurer
(Principal Financial and Accounting Officer)

September 11, 2008

/s/ Robert K. Healey
Robert K. Healey
Director

September 11, 2008

/s/ Stanley T. Jaros
Stanley T. Jaros
Director

September 11, 2008

/s/ Stuart D. Neidus
Stuart D. Neidus
Director

September 11, 2008

/s/ Gerald A. Fallon
Gerald A. Fallon
Director

September 11, 2008

/s/ Raymond J. Negrelli
Raymond J. Negrelli
Director

September 11, 2008

/s/ Ronald D. Holman, II
Ronald D. Holman, II
Director

September 11, 2008



Board of Directors

John R. Male
Chairman of the Board and
Chief Executive Officer

C. Keith Swaney
President, Chief Operating Officer
and Treasurer

Gerald A. Fallon
Retired

Robert K. Healey
Retired

Ronald D. Holman, II
Partner
Cavitch, Familo, Durkin & Frutkin

Stanley T. Jaros
Partner
Moriarty & Jaros, P.L.L.

Raymond J. Negrelli
President
Raymond J. Negrelli, Inc.

Stuart D. Neidus
Chairman and
Chief Executive Officer
Anthony & Sylvan Pools Corporation

Steven A. Calabrese
Managing Partner
Calabrese, Racek & Markos, Inc.

Richard M. Osborne, Sr.
President and Chief Executive Officer
OsAir, Inc.

Executive Officers

John R. Male
Chairman of the Board and
Chief Executive Officer

C. Keith Swaney
President, Chief Operating Officer
and Treasurer

Jeffrey N. Male
Vice President and Secretary

General Information

Independent
Certified Accountants
Crowe Horwath LLC
Landerbrook Corporate Center One
5900 Landerbrook Drive
Suite 205
Cleveland, Ohio 44124

General Counsel
Moriarty & Jaros, P.L.L.
30000 Chagrin Boulevard
Suite 200
Pepper Pike, Ohio 44124

Transfer Agent and Registrar
National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

Special Counsel
Kilpatrick Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005-2018

Stock Listing
NASDAQ Capital Market
Symbol: PVFC

Annual Meeting
The 2008 Annual Meeting of Stockholders will be held on November 25, 2008 at 10:00 a.m. at the Marriott Cleveland East, 26300 Harvard Road, Beachwood, Ohio.

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to the Corporate Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, Ohio 44139.


PVF CAPITAL CORP.

Corporate Center
30000 Aurora Road
Solon, OH 44139
440-248-7171
www.myparkview.com

END